UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES ACT OF 1934
For the month of July, 2006
Commission File Number: 0-29154
IONA Technologies PLC
(Translation of registrant’s name into English)
The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒     Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☒     No  ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED

DECEMBER 31, 2005

IONA TECHNOLOGIES PLC
DIRECTORS’ REPORT AND CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2005

IONA TECHNOLOGIES PLC
GROUP INFORMATION

DIRECTORS	Mr. Peter Zotto (American)
(appointed April 14, 2005)
(Chief Executive Officer from April 14,
2005 and member of the New
Markets Committee)
Mr. Kevin Melia
(Chairman)
(member of the Audit Committee and
Chairman of the Nominating and
Corporate Governance Committee)
Dr. Christopher J. Horn (British)
(Chief Executive Officer to April 14,
2005 and Vice-Chairman
from April 14, 2005)
Dr. Seán Baker
(Executive Director and member of the
New Markets Committee)
Dr. Ivor Kenny
(Chairman of the Compensation
Committee and member of the
Nominating and Corporate Governance
Committee)
Mr. John Conroy
(member of the Audit Committee and
Nominating and Corporate
Governance Committee)
Mr. Francesco Violante (Italian)
(member of the Compensation
Committee)
Mr. James D. Maikranz (American)
(member of the Compensation Committee
and Chairman of the New Markets
Committee)
Mr. Bruce J. Ryan (American)
(appointed June 1, 2006)
(Chairman of the Audit Committee)

SECRETARY	Mr. Christopher M. Mirabile (American)

REGISTERED OFFICE	The IONA Building,
Shelbourne Road,
Ballsbridge,
Dublin 4.

SOLICITORS	William Fry,
Fitzwilton House,
Wilton Place,
Dublin 2.

IONA TECHNOLOGIES PLC
GROUP INFORMATION (Continued)

SOLICITORS (continued)	Goodwin Procter LLP,
Exchange Place,
53 State Street,
Boston,
Massachusetts 02109,
United States of America.

BANKERS	Bank of Ireland,
St. Stephen’s Green,
Dublin 2.

Bank of America,
Russell Court,
St. Stephen’s Green,
Dublin 2.

HSBC Financial Services (Cayman) Limited,
PO Box 1109 GT,
Mary Street,
Grand Cayman,
Cayman Islands,
British West Indies.

Citizens Bank,
1 Citizens Drive,
Riverside,
Rhode Island,
RI 02915,
United States of America.

AUDITORS	Ernst & Young,
Chartered Accountants,
Ernst & Young Building,
Harcourt Centre,
Harcourt Street,
Dublin 2.

NATURE OF IRISH LISTING
IONA Technologies PLC has a secondary listing on the Irish Stock Exchange. For this reason, it is not subject to the same ongoing regulatory requirements as those which would apply to an Irish company with a primary listing on the Irish Stock Exchange including the requirement that certain transactions require the approval of shareholders. For further information, shareholders should consult their own financial advisor.

IONA TECHNOLOGIES PLC
DIRECTORS’ REPORT
for the year ended December 31, 2005
The directors present their report and audited financial statements for the year ended December 31, 2005, which are set out on pages 46 to 100.
PRINCIPAL ACTIVITIES
IONA Technologies PLC (the “company”) and its subsidiaries (collectively the “group”) are in the infrastructure software business. The group makes software work together so its customers can make better decisions, run their businesses more efficiently and improve their business results. The group’s software products enable its customers to modernise and streamline their information technology (“IT”) environments while lowering the operating costs of existing middleware investments ultimately achieving greater return on investment (“ROI”), on their existing IT investments. The group also offers professional services, including ongoing customer support and maintenance as well as high-level design consultation, education and product implementation.
The group generates revenue from product licenses as well as from professional services. Since its inception, the group has licensed its products, directly and indirectly, to thousands of enterprise or divisional customers worldwide.
RESEARCH AND DEVELOPMENT
In 2005, the group continued to research and develop both innovative products and the next generation of existing products. During 2005, the group invested US$16,427,000 in research and development activities. This work is continuing in 2006.
THE GROUP’S OPPORTUNITY
The group’s opportunity is to provide standards-based solutions to organisations that want to use Web services, CORBA, open source and other software technologies to deliver SOA-based solutions to solve enterprise integration problems.
The group is a leader in Web services technology, with a history of delivering award-winning Web services-based integration products. The group is also influential in the evolution of the Web services standards and how they relate to the delivery of enterprise integration capabilities. The group also has a history of promoting service-oriented architectures (“SOAs”). The group’s focus on SOAs is one of its core competencies. As more organisations deploy SOAs, the group is well positioned to explain and deliver the benefits of an architectural approach to integration.
The group has a history of promoting large-scale, standards-based integration solutions for its customers. The group’s standards-based solutions allow its customers across its target markets to develop and deploy integration projects involving hundreds of systems, and tens of thousands of users.

IONA TECHNOLOGIES PLC
DIRECTORS’ REPORT
for the year ended December 31, 2005 (Continued)
THE GROUP’S OPPORTUNITY (Continued)
The group has had an uncompromising commitment to industry standards since its inception. The group’s early support for CORBA was augmented by solutions built on later-evolving standards such as J2EE, Extensible Markup Language (“XML”) and Web services. The group is actively involved in industry organisations and standards-setting bodies, particularly the Object Management Group, World Wide Web Consortium, the Organization for the Advancement of Structured Information Standards (“OASIS”), the TeleManagement Forum, the Parlay Group and the Web Services Interoperability Organization.
The group’s deep commitment to industry standards mitigates its customers’ risk of being locked into a proprietary solution from a single vendor. Therefore, the group’s standards-based solutions provide its customers a lower total cost of ownership of software, developer training, implementation services, and ongoing support. The group’s commitment to standards is underscored by its open source initiative, a key part of which is its involvement with the Celtix open source project and the Eclipse Foundation SOA Tools Platform Project. Celtix is an open source enterprise service bus (“ESB”) project hosted by the ObjectWeb Consortium and sponsored by the group. Celtix delivers the core functionality required to begin deploying SOA in the enterprise. Part of Celtix’s core functionality will be support for the recently introduced Java Business Integration (“JBI”), specification developed within the Java Community Process (“JCP”). The initial release of Celtix will include Web Services Design Language (“WSDL”) contract language support for defining services, standard transports including Web-services Reliable Messaging (“WS-RM”), Java Message Service (“JMS”), and Hypertext Transfer Protocol (“HTTP”), binding support for Simple Object Access Protocol (“SOAP”), and XML payloads and application bindings for Java. Celtix will also feature Java Management Extensions (“JMX”)-based administration and basic security support. It is anticipated that future releases of Celtix will feature Eclipse-based administration and configuration tools. The group believes that the availability of Celtix will speed adoption of ESB technology and distributed computing methodologies such as SOA.
Similarly, the group’s demonstrated SOA expertise facilitates the connection of its customers’ IT assets to a common backbone which empowers these organisations to leverage and reuse their existing assets. The best SOAs are based on standards, which insulate the customer’s integration investments from future changes in technology, products, selling channels and business processes. As other integration vendors announce their product visions around Web services and SOAs, the group’s solutions are already helping customers solve enterprise integration challenges with these technologies.
For more than a decade, the group has specialised in integrating high-performance, mission-critical, distributed systems. The group’s SOA expertise includes open source software technologies where SOAs are a leading approach for rationalising and integrating large heterogeneous IT organisations. When combined with the group’s expertise in SOA, the group’s commitment to open source integration solutions provides the industry with a lower barrier to entry that can help drive the adoption of SOA-based projects and provide customers with the ability to incrementally adopt a standards-based distributed computing model. The group’s work with various open source communities allows it to provide universal access to innovative technology and to give developers an entry level starting point towards deploying large-scale SOA in their organisations.

IONA TECHNOLOGIES PLC
DIRECTORS’ REPORT
for the year ended December 31, 2005 (Continued)
THE GROUP’S STRATEGY
The group’s objective is to be the leading provider of standards-based enterprise integration and SOA infrastructure solutions for the group’s customers. The group believes that, as a result of its experience with, and technological leadership in respect of, SOA computing models, it can deliver value to its customers by enabling them to achieve a greater ROI from existing IT assets, streamline and modernise their IT environments to promote business agility and to do so while reducing the total cost of ownership. To achieve this objective, the group intends to continue to pursue the following:
• Maintain Technological Leadership in Standards-based Computing. The group has a history of technological leadership and dedication to continuous product improvement. The group’s CORBA-based Orbix product family is the leading enterprise CORBA solution. The group’s Web services-based Artix product family and the group’s open source initiative continue the Orbix tradition by addressing the integration needs, from mainframe environments to mobile computing platforms, of large IT organisations through high performance, standards-based solutions. The group will continue to invest heavily in research and development. By promoting and embracing existing and emerging industry standards in its commercial products and its open source initiative, the group intends to facilitate the broad acceptance of its offerings. The group may acquire businesses, products or technologies that it believes will enhance and expand its current product offerings;
• Expand the Group’s Customer Base, While Retaining the Group’s Existing Customers. Many of the group’s customers are Global 2000 companies in a variety of industries, including telecommunications, financial services, government and manufacturing/ distribution, that are deeply invested in both the group’s products and its architectural approach to integration. The strategic importance of the group’s products allows it, working with its partners, to develop strong relationships with its customers’ key technology decision makers. In addition, the group’s strategic selling approach facilitates broad adoption of its products throughout a customer’s IT organisation. All of these factors combine to represent an opportunity for the group to continue to present new generations of technology solutions to its enterprise customers in the telecommunications, government and financial services industries. At the same time, the broader popularity of Web services gives the group an opportunity to go beyond its traditional customer base to attract new customers that have deployed complex, costly and heterogeneous computing environments. The group believes these new customers are interested in the reductions in IT cost and complexity that Web services and SOA can deliver. The group also believes these new customers will find the group’s traditional, distributed architectural approach, combined with its new generation of Web services integration solutions, compelling and competitive; and

IONA TECHNOLOGIES PLC
DIRECTORS’ REPORT
for the year ended December 31, 2005 (Continued)
THE GROUP’S STRATEGY (Continued)
• Leverage and Expand Strategic Alliances. The group understands that relationships with leading software and other technology vendors, as well as system integrators, create opportunities to gain customers in broader markets than those otherwise available to the group. The group is focused on leveraging its established relationships and forging new alliances to enhance its marketing, selling and implementation initiatives. The group believes that many of these vendors and system integrators seek to partner with strong infrastructure technology providers that will enable them to more rapidly satisfy customer needs. The group has existing relationships with leading software and technology vendors, such as AmberPoint, BEA, Business Objects, IBM, Microsoft, Oracle, Sun Microsystems, and global system integrators, such as BearingPoint, Computer Sciences Corporation (“CSC”), LogicaCMG, NEC, NS Solutions, Satyam and Wipro. The group believes that these relationships better enable it to sell additional products to its existing customer base, acquire new customers and enhance the group’s market presence.
THE GROUP’S PRODUCTS
The group delivers value to its customers through the Artix and Orbix product families and its sponsorship of, and participation in, the ObjectWeb Celtix project. These products employ standards-based technology to address the enterprise integration needs of the group’s customers. Orbix, the group’s CORBA-based product family, continues to support critical applications in the telecommunications, financial services, government and manufacturing/distribution industries. Artix, the group’s extensible ESB product and the ObjectWeb Celtix open source project, provide critical Web services-based infrastructure for enterprise integration based on service-oriented architecture (“SOA”) principles. The group’s products allow its customers to generate greater ROI from existing and future IT assets and investments, offer clients and customers new products and services while driving down annual IT operating costs, and modernise and streamline IT environments to make them more agile without ripping out and replacing existing mission critical systems.
ARTIX
Artix is the group’s extensible ESB product, which provides Web services-based integration software for enterprise IT organisations with multiple generations of business applications, technologies and architectures. Artix makes these IT assets work together, forming the basis for an agile SOA. Artix is unique because it is deployed in a distributed manner and does not rely on a centralised server or hub and spoke architecture. This distributed approach to integration better supports a customer’s ability to deploy an agile SOA environment that is responsive to changing business requirements.
Artix is designed for organisations with complex and heterogeneous computing environments. These organisations use Artix to represent IT assets as Web services, making it easier to integrate these assets or to consolidate assets without disrupting operations.
Artix makes Web services immediately useful in an enterprise context. For example, Artix empowers organisations to incorporate the proven enterprise features of their existing computing environments to add security, reliability, availability and management features to Web services. Artix lets organisations reuse existing middleware and application functionality to create secure, manageable Web services-based integration projects.

IONA TECHNOLOGIES PLC
DIRECTORS’ REPORT
for the year ended December 31, 2005 (Continued)
THE GROUP’S PRODUCTS (Continued)
Artix is available on a wide range of hardware and software platforms including many variants of Unix as well as Microsoft platforms. The group offers a mainframe-based version of Artix that gives organisations the ability to Web service enable IBM’s Information Management Service (“IMS”) and Customer Information Control System (“CICS”) applications. IMS and CICS support large-scale, transaction-intensive mainframe applications. Organisations with large investments in CICS and IMS are committed to the ongoing use of their mainframes, and need a secure means of reusing and extending the life of those investments.
ORBIX
Orbix is the group’s original high performance infrastructure for mission-critical applications. Orbix is a comprehensive and proven platform for extending or integrating the most demanding component-based systems. Orbix encourages a services-oriented approach to component development and integration, with immediate benefits to productivity, efficiency and operational expense.
Orbix is engineered to support the integration of CORBA with other technologies, especially J2EE and Web services. Orbix has been used to encourage the reuse of legacy systems by replacing proprietary application interfaces with standards-based interfaces, to build new, service-oriented systems in Java or C++, to extend the value of mainframe assets by exposing them as services, and to non-intrusively augment existing systems with new functionality. The group’s Orbix offering is augmented by a second similar CORBA solution, Orbacus, which is available in source code form for those customers preferring a source-available product.
Like Artix, Orbix meets the needs of enterprise IT organisations by providing a set of enterprise qualities of service for security, asynchronous messaging, management, transactions, load balancing and fault tolerance.
THE GROUP’S SERVICES
The group provides a variety of support and consulting services to its customers. The group’s professional services personnel provide its customers, partners and internal field organisations with educational services, as well as product and architectural consulting services for Orbix, Artix and Celtix. The group’s Celtix service offerings include Celtix Global Training and e-Learning, Celtix Consulting and Celtix Global Support. These personnel are senior technologists, with substantial expertise in leading integration and development technologies, including CORBA, J2EE and XML. The group’s customer support personnel are dedicated to the ongoing support and maintenance of the group’s products. In addition to telephone-based and on-site product support, the group also provides customers with a self-help support option in the form of a comprehensive online database of technical information and advice.
The group’s customers are encouraged to purchase annualised customer support agreements. Most product support is provided through a combination of telephone and e-mail support from the group’s Dublin, Ireland headquarters and the group’s U.S. subsidiary’s office in Waltham, Massachusetts. The group’s original equipment manufacturers, value-added resellers and independent software vendors depend on the group’s customer service team to provide backup for the front-line support that these vendors provide to their customers.

IONA TECHNOLOGIES PLC
DIRECTORS’ REPORT
for the year ended December 31, 2005 (Continued)
INTERNATIONAL FINANCIAL REPORTING STANDARDS
The group’s 2005 consolidated financial statements are the first to be prepared in accordance with International Financial Reporting Standards (“IFRS”). In previous years, the group’s consolidated financial statements were prepared in accordance with Generally Accepted Accounting Practice in Ireland (“Irish GAAP”). All 2004 figures presented for comparative purposes have been restated in accordance with IFRS and, in order to identify the impact of the transition to IFRS on the group’s previously reported financial performance, financial position and cash flows, reconciliations of selected 2004 financial information previously reported under Irish GAAP to the restated information under IFRS are given in note 25 to the consolidated financial statements.
REVIEW OF THE DEVELOPMENT AND PERFORMANCE OF THE BUSINESS
Throughout 2005, the group continued to put the elements in place to move it into industry leadership. The group has extended the stable base of business established in 2004, and built new strengths, while carefully maintaining its efficient cost structure and leverageable business model. As importantly, the group built on its heritage of innovation and engineering excellence while bringing a much more market-oriented sensibility to its approach. This balanced approach has allowed the group to focus on delivering value to its customers and shareholders.
The group’s customers are corporate IT departments of large organisations with complex, heterogeneous computing environments and challenging integration problems. The group’s customers operate worldwide in a variety of industries including telecommunications, finance, manufacturing/distribution, banking, government, medical, computing, research and software.
To date, the group has derived most of its revenue from the licensing of its enterprise integration software products that currently comprise its Orbix products, and fees from related services. The group expects that Artix will increasingly contribute to the group’s revenue. The group markets its products and services through its direct marketing and sales organisations and through indirect channels, including software vendors, system integrators, original equipment manufacturers, value-added resellers and, to a lesser extent, third-party distributors. The group’s total revenue is dependent on the growth in demand for its software. In general, product revenue in the first quarter of each year declines from the fourth quarter of the prior year in line with traditional seasonal trends.
Financial Performance Indicators
The remainder of this section sets out the 2005 financial performance indicators.
The group’s total revenue was approximately US$66.8 million in 2005 and US$68.0 million in 2004. Total revenue from customers located outside the United States was approximately US$34.6 million, or 51.8% of total revenue, in 2005 and US$33.2 million, or 48.7% of total revenue, in 2004. As a percentage of total revenue, product revenue was approximately 50.3% in 2005 and 45.2% in 2004.

IONA TECHNOLOGIES PLC
DIRECTORS’ REPORT
for the year ended December 31, 2005 (Continued)
REVIEW OF THE DEVELOPMENT AND PERFORMANCE OF THE BUSINESS (Continued)
The group’s gross margins are affected by the mix of product and service revenue and the mix of distribution channels used by the group. The group typically realises significantly higher gross margins on product revenue than on service revenue. Total gross margin on 2005 revenue was 81.4%. Product and service gross margins are described in the following table:
Gross Margin

Year	Product	Service
2005	98.5%	64.1%
2004	99.2%	66.8%
The decrease in product gross margin from 2004 to 2005 was primarily attributable to a distributor royalty on a single deal.
The decrease in service gross margin from 2004 to 2005 was primarily attributable to relatively flat cost of service revenue despite a decrease in overall service revenue. The relatively flat cost of service revenue allowed the group to preserve its services competence in support of its growing Artix business.
Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
Total Revenue
Total revenue decreased by 1.8% to US$66.8 million in 2005 from US$68.0 million in 2004. Total revenue from customers located outside of the United States represented 51.8% of total revenue in 2005 and 48.7% of total revenue in 2004, or US$34.6 million and US$33.2 million, respectively. The total number of revenue transactions over US$250,000 decreased to 48 in 2005 from 55 in 2004. There was an increase in average transaction size to approximately US$64,000 in 2005 from US$53,000 in 2004. No customer accounted for more than 10% of our total revenue in 2005 or 2004.
Product Revenue
Product revenue increased by 9.4% to US$33.6 million in 2005 from US$30.7 million in 2004. The increase in product revenue was attributable to increased sales of the group’s Artix family of products.
Service Revenue
The group provides professional services, consisting of consulting and training, technical support, for all of the group’s products and, to a limited extent, product configuration and enhancement. Consulting services provided by the group include training and assisting customers with the effective use and deployment of the group’s products. Customer support generally includes support by means of telephone, e-mail, facsimile and customer on-site assistance as well as access to certain product upgrades. Service revenue decreased US$4.1 million to US$33.2 million in 2005 from US$37.3 million in 2004. The decrease in service revenue was primarily attributable to the expiration of support agreements executed in prior years that were not renewed.

IONA TECHNOLOGIES PLC
DIRECTORS’ REPORT
for the year ended December 31, 2005 (Continued)
REVIEW OF THE DEVELOPMENT AND PERFORMANCE OF THE BUSINESS (Continued)
Loss from Operations
The group generated an operating loss of US$3.9 million, or 5.8% of total revenue, in 2005 compared to an operating loss of US$6.0 million, or 8.8% of total revenue, in 2004.
RESULTS FOR THE YEAR AND STATE OF AFFAIRS AT DECEMBER 31, 2005
The consolidated income statement for the year ended December 31, 2005, and the consolidated balance sheet at that date are set out on pages 46 and 47. The loss before taxation for the year amounted to US$3.1 million compared with a loss of US$5.7 million for the year ended December 31, 2004. The loss for the year ended December 31, 2005 attributable to equity holders of the company amounted to US$4.0 million.
PRINCIPAL RISKS AND UNCERTAINTIES
The principal risks and uncertainties which the group faces are:
•	The group currently derives most of its revenue from a limited number of products. To date, the group has derived most of its revenue from the licensing of its products that currently compose its Orbix and Artix products, and fees from related services. The group expects its Orbix products to continue to account for a majority of its revenue for the foreseeable future. As a result, a reduction in demand for, or sales of, these products would have a material adverse affect on the group’s business, financial condition and operating results;
•	The group derives a significant amount of revenue from customers in a limited number of industries, including finance, telecommunications, manufacturing/distribution and government, and the group’s business and operating results could be adversely affected by significant changes in those industries;
•	The group depends on large transactions for a significant portion of its revenue and the delay or loss of any large customer order could adversely affect the group’s quarterly or annual operating results;
•	The group’s lengthy and variable sales cycle makes it difficult to predict the group’s operating results. Prospective customers often dedicate a significant amount of time evaluating the group’s products before licensing them which makes it difficult to forecast timing and recognition of revenue. During the evaluation process, prospective customers may also decide not to purchase or to scale down proposed orders of the group’s products;
•	Potential defects in the group’s products (which include newly-launched products with no history of customer adoption) or failure to provide services for the group’s customers could cause the group’s revenue to decrease, cause the group to lose customers and damage the group’s reputation;

IONA TECHNOLOGIES PLC
DIRECTORS’ REPORT
for the year ended December 31, 2005 (Continued)
PRINCIPAL RISKS AND UNCERTAINTIES (Continued)
•	The group may be required to delay the recognition of revenue until future periods which may adversely affect the group’s operating results. The group may have to defer revenue recognition due to several factors, including whether: the group is required to accept extended payment terms; the transaction involves contingent payment terms or fees; the transaction involves acceptance criteria or there are identified product-related issues: license agreements include products that are under development or other undelivered elements;
•	If the group does not successfully expand and manage its direct sales force and other distribution channels it may not be able to increase revenue;
•	If the group is unable to create and preserve relationships with software vendors, system integrators or other third parties that market and sell the group’s products, this could reduce the group’s revenue;
•	The group has a limited ability to protect its intellectual property rights, and others could obtain and use the group’s technology without authorisation;
•	The group uses and incorporates third-party technology in its products. If the group does not have adequate rights to use this technology or if its rights terminate, the group may have to stop using the third-party technology; stop selling and shipping the group’s products in which the third-party technology is used; or incur significant expenses to identify and obtain replacement technology or develop similar technology or to obtain a new license to the third-party technology;
•	The group may be exposed to significant liability if it infringes the intellectual property or proprietary rights of others;
•	The group recently undertook an open source initiative which may not be profitable or achieve widespread acceptance;
•	The group’s future revenue depends upon the evolution and adoption of web services and related integration and infrastructure solutions in support of new computing models including, SOA; and
•	A decline in IT spending may result in a decrease in the group’s revenue or lower growth rates for the group. Changes in global economic conditions in recent years have resulted in an increased focus on return of investment from, and a reduced level of overall spending by the group’s customers on, IT solutions.
DIVIDENDS
The directors of the company do not propose the payment of a dividend for the year.
LIKELY FUTURE DEVELOPMENTS
In 2006, the group expects to announce revisions and update releases of many current products, as well as delivering a variety of support and consulting services.
The group intends to further expand its core product functionality as well as to continue to develop complementary products that enhance its software products.

IONA TECHNOLOGIES PLC
DIRECTORS’ REPORT
for the year ended December 31, 2005 (Continued)
FINANCIAL RISK MANAGEMENT
The board sets the treasury polices and objectives of the group, which include controls over the procedures used to manage financial risk.
The group makes limited use of financial instruments throughout its business. Cash and cash equivalents and short-dated liquid investments are used to finance the group’s operations. Trade receivables and trade payables arise directly from operations. The group has not entered into any borrowing or other financial liability arrangement, has not traded in any financial instruments nor has it entered into any derivative transactions during 2005 or 2004.
Details of the group’s financial risk management polices are set out in detail in note 22 to the consolidated financial statements.
IMPORTANT EVENTS SINCE THE YEAR END
On February 8, 2006, a director and Chairman of the Audit Committee, Mr. William Burgess died.
On February 27, 2006, Mr. Robert McBride was appointed as Chief Financial Officer. From October 2005 until February 2006, Mr. McBride served as a consultant to the group in the capacity of Interim Chief Financial Officer.
On June 1, 2006, Mr. Bruce J. Ryan was appointed as a director and Chairman of the Audit Committee.
There is currently an ongoing review of a customer’s tax arrangements which, if resolved in a manner adverse to the customer, could result in additional costs to the group. The information usually required by IAS 37 Provisions, Contingent Liabilities and Contingent Assets, is not disclosed on the grounds that it can be expected to prejudice the outcome of any dispute or litigations which might ensue in relation to this matter.
There have been no other important events since the year-end.
BOOKS OF ACCOUNT
The directors have appointed a Chief Financial Officer, Mr. Robert McBride, who reports to the board and ensures that the company complies with the requirements of Section 202 of the Companies Act, 1990, relating to the keeping of proper accounting books and records. Prior to his appointment as Chief Financial Officer, Mr. McBride acted as Interim Chief Financial Officer for the period October 2005 until February 2006, during which time he was responsible for compliance with the requirements of Section 202 of the Companies Act, 1990, relating to the keeping of proper accounting books and records. Prior to Mr. McBride’s appointment as Interim Chief Financial Officer, the group’s then Corporate Controller, Mr. John Komola, was responsible during the period July 2005 to September 2005 for compliance with the requirements of Section 202 of the Companies Act, 1990, relating to the keeping of proper accounting books and records. Prior to July 2005, Mr. Daniel Demmer acted as Chief Financial Officer until his resignation effective as of June 30, 2005 and was responsible for compliance with the requirements of Section 202 of the Companies Act, 1990, relating to the keeping of proper accounting books and records.

IONA TECHNOLOGIES PLC
DIRECTORS’ REPORT
for the year ended December 31, 2005 (Continued)
BOOKS OF ACCOUNT (Continued)
The books and accounting records of the company are kept and maintained at the company’s registered office at The IONA Building, Shelbourne Road, Ballsbridge, Dublin 4.
DIRECTORS
The directors are as listed on page 2 and, unless otherwise indicated, have served throughout the year. Mr. William Burgess also served as a director throughout the year.
Dr. Christopher Horn and Mr. John Conroy retire by rotation in accordance with the Articles of Association and, being eligible, offer themselves for re-election.
Mr. Bruce J. Ryan was appointed as a director on June 1, 2006. As he was appointed since the date of the last annual general meeting, he is subject to election by shareholders at the forthcoming annual general meeting.
DIRECTORS’ AND SECRETARY’S INTERESTS IN SHARES
The direct and beneficial interests of the directors and the secretary (including those of their respective spouses and minor children) in the Ordinary Share capital of IONA Technologies PLC at the beginning of the financial year, or at the date of appointment to the board, if later, and at the end of the financial year were as follows:

	Ordinary Shares of
	€0.0025 each		Options
	01/01/2005	12/31/2005	01/01/2005	12/31/2005
	(or date of		(or date of
	appointment,		appointment,
	if later)		if later)
Directors
Mr. Peter Zotto*	2,000	21,000	620,000	620,000
Mr. Kevin Melia	24,444	46,044	184,250	205,250
Dr. Christopher J. Horn	2,338,414	2,338,414	200	3,200
Dr. Seán Baker	1,170,885	1,170,885	77,700	77,700
Dr. Ivor Kenny	8,000	11,800	74,334	77,334
Mr. John Conroy	13,000	18,000	57,000	60,000
Mr. Francesco Violante	—	1,300	57,000	60,000
Mr. James D. Maikranz	—	—	39,000	60,000
Mr. William Burgess	—	5,000	33,000	36,000

Secretary
Mr. Christopher M. Mirabile	200	200	117,101	167,101
The directors and the company secretary did not have any direct or beneficial interest in the shares of other group companies at the beginning of the financial year, or at the date of appointment to the board, if later, and end of the financial year.

*	On April 14, 2005, Mr. Peter Zotto was appointed as a director and Chief Executive Officer of the company.

IONA TECHNOLOGIES PLC
DIRECTORS’ REPORT
for the year ended December 31, 2005 (Continued)
DIRECTORS’ AND SECRETARY’S INTERESTS IN SHARES (Continued)
In the period from January 1, 2006 to June 10, 2006, there were no changes from the above interests in shares of the directors and secretary except for the purchase of 1,000 Ordinary Shares of €0.0025 under the 1999 Employee Share Purchase Plan by Mr. Peter Zotto, 125,000 options over Ordinary Shares of €0.0025 each granted to Mr. Peter Zotto on February 23, 2006 under the 1997 Share Option Scheme, 50,000 options over Ordinary Shares of €0.0025 each granted to Mr. Christopher Mirabile on May 9, 2006 under the 1997 Share Option Scheme, the purchase of 750 Ordinary Shares of €0.0025 by Mr. James D. Maikranz on May 22, 2006 and 30,000 options over Ordinary Shares of €0.0025 each granted to Mr. Bruce J. Ryan under the 1997 Director Share Option Scheme on his appointment as a director on June 1, 2006.
MAJOR SHAREHOLDERS
The following table sets forth, as at December 31, 2005, the number of Ordinary Shares owned by all shareholders who the company knew to beneficially own more than five percent (5%) of the company’s Ordinary Shares. The percentages are based on an issued share capital of 35,087,245 as at December 31, 2005. The issued share issued share capital of 35,087,245 as at December 31, 2005 excludes an aggregate of 273,293 Ordinary Shares issuable pursuant to contractual obligations of the company.
In addition, Bank of Ireland Nominees Ltd. is currently the nominee holder of Deutsche Bank Trust Company Americas, as depositary under the Amended and Restated Deposit Agreement dated as of April 26, 2004 among the company, the depositary and the holders and beneficial owners of American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”) issued thereunder. As at December 31, 2005, Bank of Ireland Nominees Ltd., as nominee of the depository, held 29,750,046 ADSs representing the 29,750,046 Ordinary Shares deposited under the deposit agreement. Bank of Ireland Nominees Ltd. is not the beneficial owner of the shares.

		Percentage of
		Ordinary Shares of
	Ordinary Shares of	€0.0025 each
	€0.0025 each	beneficially
	beneficially owned as of	owned as of
Name of Major Shareholder	12/31/2005	12/31/2005
Dr. Christopher J. Horn	2,338,414	6.66%

Schroder Investment Management International Ltd (1)	3,528,065	10.06%

Gartmore Investment Limited (2)	3,121,401	8.90%

IONA TECHNOLOGIES PLC
DIRECTORS’ REPORT
for the year ended December 31, 2005 (Continued)
MAJOR SHAREHOLDERS (Continued)
(1)	Schroder Investment Management International Ltd. reported to the company on January 20, 2006 that it beneficially owned an aggregate of 3,418,065 ADRs as of January 20, 2006 representing 9.75% of the company’s issued share capital.
(2)	Gartmore Investment Limited reported to the company on February 23, 2006, that it and its affiliates, Gartmore Fund Managers and Gartmore Global Partners, had decreased their reportable interest in the company as a result of the sale respectively of 108,800 shares on February 15, 2006 and 300,000 on February 16, 2006 and that they beneficially owned an aggregate of 2,399,824 ADRs as of February 23, 2006 representing 6.82% of the company’s issued share capital. Gartmore further reported to the company on March 1, 2006, that it and its affiliates had decreased their reportable interest in the company as a result of the sale of 269,550 shares on February 28, 2006 and that they beneficially owned an aggregate of 1,930,274 ADRs as of February 28, 2006 representing 5.48% of the company’s issued share capital. Gartmore further reported to the company on March 15, 2006, that it and its affiliates had decreased their reportable interest in the company as a result of the sale of 81,500 shares on March 2, 2006 and that they beneficially owned an aggregate of 1,733,924 ADRs as of March 2, 2006 representing 4.93% of the company’s issued share capital.
CORPORATE GOVERNANCE STATEMENT
Introduction
The company is committed to maintaining the highest standards of corporate governance. This statement sets out the key corporate governance principles and practices of the company. The company’s ADRs are listed on NASDAQ in the US. In addition, it has a secondary listing of its shares on the Irish Stock Exchange (“ISE”).
Board practices and procedures have been and are being revised, wherever necessary, to comply with the applicable requirements of the rules issued by the United States Securities and Exchange Commission (“SEC”) to implement the applicable elements of the Sarbanes-Oxley Act of 2002 and the Combined Code (as revised), as well as the rules of the NASDAQ and ISE.
The Combined Code on Corporate Governance was introduced in July 2003, to replace the Combined Code that had been in place since 1998. The Combined Code introduced in July 2003 has applied to the company since January 1, 2004. The statement set out below explains how the company applies the principles and supporting principles set out in Section 1 of the Combined Code. Except where indicated below, the company has complied with the provisions set out in Section 1 of the Combined Code throughout the year.
Board
Role of the Board
The board is satisfied that it is a well-balanced and effective team to lead and control the company.

IONA TECHNOLOGIES PLC
DIRECTORS’ REPORT
for the year ended December 31, 2005 (Continued)
CORPORATE GOVERNANCE STATEMENT (Continued)
Whilst the board has delegated certain of its responsibilities to committees of the board, it reserves for itself particular matters on which it takes the ultimate decision. There has been no formal schedule of these matters drawn up as recommended under the provisions of the Combined Code, however matters reserved for decision to committees of the board are fully set out in the charter of the particular committee.
The board takes overall responsibility for approving the strategy of the group, for the review and approval of financial reporting and controls, for the approval of any capital and revenue expenditure of a significant size, for board membership and appointments, for corporate governance matters and for the approval of group policies and risk management strategies. Specific matters reserved for board decision include acquisitions not requiring shareholder approval and decisions on strategic investment.
The board has delegated responsibility for the day-to-day management of the group, through the Chief Executive Officer, to the executive management team. The Chief Executive Officer is accountable to the board for all authority delegated to executive management.
The directors have access to independent professional advice, at the company’s expense, if and when required. All directors also have access to the advice and services of the company secretary. The company secretary is also responsible for ensuring board procedures are followed.
The board regularly reviews its responsibilities and those of its committees (see below) and undertakes an annual evaluation process in respect of the board, its committees and each of the directors, including the Chairman (see below).
Board Balance and Independence
The board currently consists of two executive and seven non-executive directors. Details of the directors are set out at page 2. On June 1, 2006, Mr. Bruce J. Ryan was appointed as a director and Chairman of the Audit Committee. On February 8, 2006, Mr. William Burgess, non-executive director and Chairman of the Audit Committee, died.
On April 14, 2005, Mr. Peter Zotto was appointed as a director and Chief Executive Officer of the company. He replaced Dr. Christopher Horn as Chief Executive Officer and Dr. Horn now serves as non-executive Vice-Chairman of the company. With the exception of Mr. Peter Zotto and Dr. Seán Baker, all members of the board are non-executive directors. The board considers that between them, the directors bring the range of skills, knowledge and experience, including international experience, necessary to lead the company.

IONA TECHNOLOGIES PLC
DIRECTORS’ REPORT
for the year ended December 31, 2005 (Continued)
CORPORATE GOVERNANCE STATEMENT (Continued)
The board has considered the recommendations set out in the Combined Code and, notwithstanding the matters referred to below, it is the belief of the board that all of the non-executive directors, with the exception of Dr. Christopher Horn, can be considered independent within the provisions of the Combined Code and that all non-executive directors are independent in character and there are no relationships or circumstances which have affected or are likely to affect the exercise of their independent judgement. This is evidenced in the deliberations of the board on issues of strategy, performance, resources, key appointments and standards of conduct.
The board has considered the recommendations under the provisions of the Combined Code regarding independence, and specifically the fact that non-executive directors participate in company share option schemes. Two company share option schemes are relevant to the non-executive directors of the company: the 1997 Director Share Option Scheme and the 1997 Share Option Scheme (as more fully described in the Compensation Report on behalf of the board). The non-executive directors are entitled to automatic granting of options under the 1997 Director Share Option Scheme on a periodic basis as set out in the Compensation Report. The Compensation Committee is responsible for the administration of the 1997 Share Option Scheme and may, under this scheme, grant options to non-executive directors. These schemes were approved by the shareholders. The grants of options made to non-executive directors under these schemes to date are modest in size and the board has determined that such grants do not affect the independence of the non-executive directors as they have not affected, nor are they likely to affect, the independent judgement of the non-executive directors.
As recommended by the provisions of the Combined Code in relation to the independence of non-executive directors, and specifically the recommendation regarding cross-directorships, the board has considered the fact that both Mr. Kevin Melia and Mr. John Conroy are non-executive directors of eircom Group PLC and has determined that this cross-directorship does not affect the independence of these non-executive directors as it has not affected, nor is it likely to affect, their independent judgement. Both are non-executive directors only of eircom Group PLC and this is the only directorship they have in common apart from the company.
As recommended by the provisions of the Combined Code in relation to the independence of non-executive directors, and specifically the recommendation regarding close family ties with advisors, the board has considered the fact that Mr. Mark Kenny, a principal of K Capital Source Limited (“K Capital”), is the son of one of the non-executive directors, Dr. Ivor Kenny. The company has engaged K Capital to provide capital market communication and advisory services. K Capital provides a valuable service to the company, the fees for which are based on going market rates for such services, and the board has determined that the relationship between Dr. Kenny and one of the principals of K Capital has not affected, nor is it likely to affect, Dr. Kenny’s independent judgement. Furthermore, Dr. Kenny’s interaction with K Capital as a non-executive director of the company is minimal.

IONA TECHNOLOGIES PLC
DIRECTORS’ REPORT
for the year ended December 31, 2005 (Continued)
CORPORATE GOVERNANCE STATEMENT (Continued)
As recommended by the provisions of the Combined Code in relation to the independence of non-executive directors, and specifically the recommendation that the board should consider the effect (if any) on a non-executive director’s independence where he has served in excess of nine years on the board, the board has considered whether the fact that Mr. Kevin Melia has served as a non-executive director since 1994 affects his independence. During the years since his appointment as a non-executive director, Mr. Melia has held a number of important executive positions in other companies including Chief Executive Officer of Manufacturers’ Services Limited, Chief Financial Officer of Sun Microsystems and President of Sun Microsystems. Mr. Melia also served as Chairman of the Board of Manufacturers’ Services Limited, from January 2002 to January 2003 and is currently a non-executive director of eircom Group PLC, Lightbridge, Inc., Manugistics Inc. (“Manugistics”), and RadiSys Corp. Taking into account the key executive roles held by Mr. Melia in the past, the fact that he was only appointed Chairman in May 2003, the considerable business experience he brings to the company, his current non-executive director commitments with other companies, his ongoing business interests outside the group and the fact that he is considered independent under SEC and NASDAQ stock market rules, the board has determined that Mr. Melia’s length of service on the board does not affect his independence as non-executive director on the basis that it has not affected, nor is it likely to affect, his independent judgement.
As recommended by the provisions of the Combined Code in relation to the independence of non-executive directors, the board has considered the fact that Mr. Kevin Melia, a non-executive director of the company, is a member of the board of directors of Manugistics. The company provides support on a fully arm’s length basis to Manugistics related to the software that Manugistics licenses from the company. Accordingly, the board has determined that the relationship between Mr. Melia and Manugistics has not affected, nor is it likely to affect, Mr. Melia’s independent judgement.
As recommended by the provisions of the Combined Code in relation to the independence of non-executive directors, the board has considered the fact that Mr. Kevin Melia and Mr. John Conroy, non-executive directors of the company, are members of the board of directors of eircom Group PLC (“eircom”). The company provides product-related consulting services and support services to eircom on a fully arm’s length basis. Accordingly, the board has determined that the relationships between both Mr. Melia and Mr. Conroy and eircom has not affected, nor is it likely to affect, Mr. Melia’s or Mr. Conroy’s independent judgement.
As recommended by the provisions of the Combined Code in relation to the independence of non-executive directors, the board has considered the fact that Mr. William Burgess (deceased), formerly a non-executive director of the company, was a member of the board of directors of Ulster Bank, a subsidiary of Royal Bank of Scotland. The company provides support on a fully arm’s length basis to Royal Bank of Scotland related to the software that Royal Bank of Scotland licenses from the company. Accordingly, the board has determined that the relationship between Mr. Burgess and Ulster Bank did not affect Mr. Burgess’ independent judgement.

IONA TECHNOLOGIES PLC
DIRECTORS’ REPORT
for the year ended December 31, 2005 (Continued)
CORPORATE GOVERNANCE STATEMENT (Continued)
As recommended by the provisions of the Combined Code in relation to the independence of non-executive directors, the board has considered the fact that Mr. William Burgess, formerly a non-executive director of the company, was a member of the board of directors of Fineos Corporation Limited (“Fineos”). The company provides support on a fully arm’s length basis to Fineos related to the software that Fineos licenses from the company. Accordingly, the board has determined that the relationship between Mr. Burgess and Fineos did not affect Mr. Burgess’ independent judgement.
The board has not appointed a senior independent non-executive director to date (as recommended under the provisions of the Combined Code) as it does not hold any one independent non-executive director senior to another. The board is keeping this matter under review.
The role of the Chairman, which is non-executive, is separate from the role of Chief Executive Officer, and although not formally documented and agreed by the board, other than as set out in the company’s Articles of Association and the board committee charters, the division of responsibility between the two is clearly established.
Mr. Peter Zotto holds the position of Chief Executive Officer and Mr. Kevin Melia continues to serve as non-executive Chairman of the board.
The Chairman
Mr. Kevin Melia has served as Chairman of the company since May 2003. He is responsible for the leadership of the board and setting its agenda. He also ensures, with the help of the company secretary, that all directors receive accurate, timely and clear information and, in particular, he facilitates and assists the non-executive directors in connection with their role and responsibilities.
The Chairman has other commitments in his roles as a non-executive director of eircom Group PLC, Lightbridge Inc., Manugistics Inc. and RadiSys Corporation. However the board is satisfied that these do not interfere with the performance of his duties as Chairman of the company.
The Vice-Chairman
Dr. Christopher Horn has served as Vice Chairman of the board since April 14, 2005. He assists and supports the Chairman in discharging the responsibilities of providing leadership of the board and setting its agenda. Dr. Horn served as Chief Executive Officer of the company and as an executive director from May 2003 until April 14, 2005. Prior to this, Dr. Horn served as Chairman of the Board since the company’s inception through to May 2003.
Induction & professional development
Directors are given a detailed briefing on their initial appointment and periodically receive briefings and updates from the company’s lawyers regarding their responsibilities under Irish company law and state and federal laws of the United States of America. The Chairman also gives periodic briefings to the directors regarding their role and responsibilities.

IONA TECHNOLOGIES PLC
DIRECTORS’ REPORT
for the year ended December 31, 2005 (Continued)
CORPORATE GOVERNANCE STATEMENT (Continued)
In addition, the Nominating and Corporate Governance Committee, in keeping with its chartered responsibilities, monitors the overall mix of board skills, regularly evaluates the effectiveness of the board and its members, and addresses any areas which would benefit from further development.
Copies of board papers are circulated to directors in advance of meetings. Directors are encouraged to participate in debate and to bring independent judgement to bear on matters being considered.
Appointments to the Board
Non-executive directors are not appointed for specific terms by the company (as recommended under the provisions of the Combined Code) but all directors are required to stand for election by shareholders at the annual general meeting following appointment by the board and thereafter for re-election on a three year rotational basis which assists in ensuring planned and progressive refreshing of the board. The board believes that the fixing of specific terms for non-executive directors could restrict the experience and knowledge of the business gained by the non-executive directors.
A non-executive director who has served on the board for in excess of nine years is not subject to annual re-election as recommended by the provisions of the Combined Code. This currently arises in relation to Mr. Kevin Melia only, who has served on the board since 1994. The board is keeping this matter under review.
Dr. Christopher Horn and Mr. John Conroy are being proposed for re-election as directors at the forthcoming annual general meeting. Mr. Bruce J. Ryan is being proposed for election as director following his appointment as a director by the board on June 1, 2006. The following gives brief biographical details on each of these directors:
Dr. Horn has served as Vice Chairman of the Board since April 2005. Dr. Horn served as Chief Executive Officer and as an executive director from May 2003 until April 2005. Dr. Horn served as Chairman of the Board since the company’s inception through to May 2003. Dr. Horn co-founded the company in March 1991. He was the initial developer of the company’s Orbix product and served as President and Chief Executive Officer from the company’s inception until May 2000. Dr. Horn received his Doctorate in Computer Science from Trinity College, Dublin. Dr. Horn served as Chairman of the Irish Management Institute in Dublin until May 2006 and serves as a director for the charitable organisation UNICEF Ireland. Dr. Horn currently serves on the Board of Directors of UUTECH, the University of Ulster’s technology and knowledge transfer company. Dr. Horn received an honorary Doctor of Science from Trinity College, Dublin and the Gold Medal for Industry from the Industry and Commerce Committee of the Royal Dublin Society in 2001.
Mr. John Conroy has served as a non-executive director since May 2001. Since 1999, Mr. Conroy has served as Chief Executive Officer and director of Merrion Capital Group Ltd., a Dublin-based stock brokerage and corporate finance company. Mr. Conroy also serves as a director for several Merrion Capital Group affiliates and eircom Group PLC. Prior to joining Merrion Capital Group, Mr. Conroy was Head of Equities for the Irish based company, NCB

IONA TECHNOLOGIES PLC
DIRECTORS’ REPORT
for the year ended December 31, 2005 (Continued)
CORPORATE GOVERNANCE STATEMENT (Continued)
Stockbrokers Limited, from 1997 to 1999. Mr. Conroy is a chartered engineer and holds an M.B.A. from Trinity College, Dublin.
Mr. Bruce J. Ryan was appointed as a director and Chairman of the Audit Committee on June 1, 2006. From February 1998 to November 2002, Mr. Ryan served as executive vice president and chief financial officer of Global Knowledge Network Training LLC, a provider of information technology learning services and certifications, and from July 1994 to October 1997, he served as the executive vice president and chief financial officer of Amdahl Corporation, a provider of information technology solutions. In addition, from 1969 to 1994, Mr. Ryan held various executive positions at Digital Equipment Corporation, including senior vice president of financial services, senior vice president of industry marketing and vice president and corporate controller. Mr. Ryan also currently serves on the boards of Kronos Incorporated and KVH Industries, Inc. and as the chairman of the Kronos and KVH audit committees. He received a B.S. in business administration from Boston College and an M.B.A. from Suffolk University.
Board Evaluation
Commencing in November 2005, the board undertook a process of evaluation of the performance of the board, the board’s committees and of each of the directors individually, including the Chairman. Each non-executive director was required to complete a detailed confidential questionnaire evaluating his own performance, the individual performance of each of his fellow directors both executive and non-executive (including the Chairman), the performance of the board as a whole and the performance of the board’s committees.
This evaluation process was co-ordinated on a confidential basis by the company secretary and the Chairman. The Chairman and the Nominating and Corporate Governance Committee reviewed and considered the results of each evaluation. Following this review and consideration, in February 2006, the Chairman reported back to the board as a whole on the results of the evaluation process, spoke to each committee chairman about the results of their committee evaluation and discussed with each director individually the results of their self and peer evaluations.
In conformity with the recommendation of the Combined Code that the non-executive directors meet without the Chairman present to formally appraise the Chairman’s performance, the Nominating and Corporate Governance Committee met without the Chairman present to formally appraise his performance. The Nominating and Corporate Governance Committee reported to the board on the results of the committee’s evaluation of the Chairman’s performance.
Board and Committee Meetings
The board meets regularly throughout the year and all directors have appropriate and timely access to the information necessary to enable them to discharge their duties. The Chairman also holds regular meetings with the non-executive directors.

IONA TECHNOLOGIES PLC
DIRECTORS’ REPORT
for the year ended December 31, 2005 (Continued)
CORPORATE GOVERNANCE STATEMENT (Continued)
There were 14 scheduled meetings of the board during 2005. Details of directors’ attendance at those meetings are set out in the table on page 26. Directors unable to attend a board meeting due to other engagements are nevertheless provided with all the papers and other information relevant for such meeting and are able to discuss any issues arising at the meeting with the Chairman or Chief Executive and to furnish a proxy with respect to any matter being resolved upon, should they choose to do so. The Chairman sets the agenda for each meeting in consultation with the Chief Executive Officer and the company secretary.
Board Committees
The company has an effective committee structure in place to help it in the discharge of its responsibilities. Each of the committees has clearly defined terms of reference, procedures, responsibilities and powers. The terms of reference of the committees are either publicly available from the company’s SEC filings or available on request from the company secretary and are also made available at each annual general meeting of the company. Functions and membership of board committees are described below. Membership and chairmanship of board committees is kept under review to ensure that undue reliance is not placed on particular individuals.
Audit Committee
The Audit Committee oversees the group’s accounting and financial reporting process and the audit of the group’s financial statements; recommends independent accounting firms to shareholders for appointment; and approves the fees and other compensation to be paid to the auditors. The current members of the Audit Committee are Mr. John Conroy, Mr. Kevin Melia and Mr. Bruce J. Ryan. Mr. Ryan serves as Chairman of the Audit Committee. During 2005, the members of the Audit Committee were Mr. John Conroy, Mr. Kevin Melia and Mr. William Burgess, with Mr. Burgess serving as Chairman.
The responsibilities of the Audit Committee are set forth in its Charter and include reviewing the group’s annual and quarterly financial statements and taking steps to ensure that an independent accounting firm reviews the group’s financial statements prior to filing them with the ISE, the SEC or other regulatory bodies. The Audit Committee also reviews the terms of all material transactions and arrangements between the company and its subsidiaries at least once each year. The Audit Committee pre-approves all audit and non-audit services and reviews the performance of the company’s independent accounting firm, their independence and objectivity, and the nature and extent of any non-audit work carried out by them for the group and reviews the scope and results of the audit and its cost effectiveness. The Audit Committee also reviews the adequacy of the internal financial and accounting controls.
In summary, the Audit Committee undertook the following work during the year ended December 31, 2005:
•	reviewed the group’s annual and quarterly financial statements;
•	reviewed and approved the company’s Annual Report on Form 20-F;
•	reviewed the ongoing implementation of Section 404 of Sarbanes-Oxley Act 2002 compliance program;
•	reviewed the effectiveness of the system of internal control;

IONA TECHNOLOGIES PLC
DIRECTORS’ REPORT
for the year ended December 31, 2005 (Continued)
CORPORATE GOVERNANCE STATEMENT (Continued)
•	reviewed the accounting for share-based payment in accordance with US Statement of Financial Accounting Standard (“SFAS”) No. 123R Share-Based Payments
•	reviewed the impact of the International Financial Reporting Standards on the company;
•	reviewed whether there was a need for an internal audit function and concluded that there was no such requirement on the basis that the system of internal control which the company has in place is sufficient. Where necessary the system of internal control is being enhanced as the company reviews it for compliance with US requirements; and
•	reviewed and approved the audit plan for 2005.
The Audit Committee met 9 times during 2005. Details of directors’ attendance at those meetings are set out in the table on page 26.
Compensation Committee
The Compensation Committee establishes and reviews overall policy and structure with respect to compensation matters, including the determination of compensation arrangements for the company’s Chairman, executive directors, executive officers and key employees. The Compensation Committee consults the Chairman and/or the Chief Executive Officer about their proposals relating to the remuneration of other executive officers and has access to professional advice inside and outside the company. The Compensation Committee is also responsible for the administration and award of options to purchase shares pursuant to the Executive Share Option Scheme and the 1997 Share Option Scheme and the administration of the 1997 Director Share Option Scheme and the 1999 Employee Share Purchase Plan. The current members of the Compensation Committee are Dr. Ivor Kenny, Mr. James Maikranz, and Mr. Francesco Violante. Dr. Kenny serves as Chairman of the Compensation Committee.
The Compensation Committee met 8 times during 2005. Details of directors’ attendance at those meetings are set out in the table on page 26.
Nominating and Corporate Governance Committee
The Nominating and Corporate Governance Committee reviews the composition, size and organisation of the board of directors and makes recommendations to the board with regard to any new appointments or adjustments deemed necessary. The Nominating and Corporate Governance Committee reviews and assesses the adequacy of the Code of Business Conduct and Ethics at least annually and monitors compliance with the group’s Code of Business Conduct and Ethics, which applies to all of the group’s directors, officers and employees. The current members of the committee are Mr. Kevin Melia, Dr. Ivor Kenny and Mr. John Conroy. Mr. Melia serves as Chairman of the Nominating and Corporate Governance Committee.

IONA TECHNOLOGIES PLC
DIRECTORS’ REPORT
for the year ended December 31, 2005 (Continued)
CORPORATE GOVERNANCE STATEMENT (Continued)
In summary, the Nominating and Corporate Governance Committee undertook the following work during the year ended December 31, 2005:
•	sought acknowledgements of receipt from the directors, officers and members of the senior management team for the company’s Code of Business Conduct and Ethics;
•	pursuant to Section B, paragraph 13 of the Nominating and Corporate Governance Committee Charter and the terms of the Code of Business Conduct and Ethics, reviewed related party transactions for potential conflicts of interest situations;
•	reviewed the composition, size, skills, effectiveness and organisation of the board of directors and its committees;
•	considered and recommended the re-election at the company’s AGM of those directors retiring by rotation pursuant to Article 80 of the Articles of Association;
•	considered and recommended the appointment of Dr. Christopher Horn as Vice-Chairman of the Board;
•	considered and recommended the appointment of Mr. Peter Zotto as an executive director and CEO; and
•	considered and recommended the appointment of members to the New Markets Committee.
The Nominating and Corporate Governance Committee met 2 times during 2005. Details of directors’ attendance at those meetings are set out in the table on page 26.
New Markets Committee
In September 2005, the Board established the New Markets Committee. The New Markets Committee assesses potential new strategic markets, including vertical market opportunities, potential strategic and financial partners and potential strategic market initiatives as well as any other matters as the Board may delegate to the committee from time to time. The committee was originally composed of Mr. James Maikranz, Dr. Christopher Horn and Mr. Francesco Violante. In November 2005 the Board of Directors elected new members of the committee. The current members of the committee are Mr. James Maikranz, Mr. Peter Zotto and Dr. Seán Baker. Mr. Maikranz currently serves as Chairman of the committee.
The New Markets Committee met once during 2005. Details of directors’ attendance at that meeting are set out in the table on page 26.

IONA TECHNOLOGIES PLC
DIRECTORS’ REPORT
for the year ended December 31, 2005 (Continued)
CORPORATE GOVERNANCE STATEMENT (Continued)
Attendance at Board and Committee Meetings during the year ended December 31, 2005

							Nominating
							and
					Compen-		Corporate		New
	Board		Audit		sation		Governance		Markets

	A	B	A	B	A	B	A	B	A	B
Mr. Peter Zotto*	10	10
Mr. Kevin Melia	14	14	9	8			2	2
Dr. Christopher J. Horn	14	13							1	1
Dr. Seán Baker**	14	11
Dr. Ivor Kenny	14	14			8	8	2	2
Mr. John Conroy	14	11	9	6			2	1
Mr. Francesco Violante	14	13			8	8			1	1
Mr. James D. Maikranz	14	12			8	7			1	1
Mr. William Burgess	14	14	9	9
Column A — indicates the number of meetings held during the year the director was a member of the Board and/or Committee.
Column B — indicates the number of meetings attended during the period the director was a member of the Board and/or Committee.

*	In April 2005, Mr. Zotto was appointed to the Board of Directors. In November 2005, Mr. Zotto was appointed to the New Markets Committee.

**	In November 2005, Dr. Baker was appointed to the New Markets Committee.
Directors’ Remuneration
Details of the company’s remuneration policy for executive directors and details of directors’ remuneration are contained in the Compensation Report on Behalf of the Board on pages 29 to 41.
Communications with Shareholders
Communications with shareholders are given high priority and there is regular dialogue with institutional shareholders through the company’s ongoing investor relations programme which is designed to ensure communication with its shareholder base. The company also gives general presentations at the time of the release of the annual and quarterly results. These results are also posted on the company’s website, www.iona.com.

IONA TECHNOLOGIES PLC
DIRECTORS’ REPORT
for the year ended December 31, 2005 (Continued)
CORPORATE GOVERNANCE STATEMENT (Continued)
Major acquisitions are notified to NASDAQ and the ISE in accordance with the requirements of the relevant Stock Exchange.
The company’s website provides the full text of the Annual Reports on Form 20-F (which are filed annually with the SEC). Press releases requiring release to the Stock Exchanges are made available immediately after release to the Stock Exchanges.
In addition, the company, through its Investor Relations department, responds to numerous queries from shareholders on a wide range of issues throughout the year and the Chairman, Chief Executive Officer and Chief Financial Officer also discuss issues and concerns with major shareholders.
The company held an event called “Capital Markets Day” on February 4, 2005 at which presentations were made by several members of the company’s senior management team, and also by an analyst, a partner and a customer. Attendees were afforded the opportunity to discuss with the senior management team any issues and concerns. The event was also attended by the following non-executive directors: Mr. Kevin Melia and Mr. John Conroy, who were also available to answer questions.
The company’s annual general meeting (“AGM”) also affords shareholders the opportunity to question the chairman and the board and the chairmen of the Audit, Compensation and Nominating and Corporate Governance Committees. In the event that the chairman of any committee is unable for any reason to attend at the AGM, questions may be addressed to the Chairman of the board and where he is unable to answer the particular query himself, he will refer the question to another member of the relevant committee. The AGM held on August 25, 2005 was web-cast, enabling shareholders to listen to proceedings at the annual general meeting.
Separate resolutions are proposed at the AGM on substantially different issues. Notice of the AGM together with the Annual Report and financial statements are sent to shareholders at least 20 working days before the meeting and details of the proxy votes for and against each resolution are announced after the result of the show of hands.
Internal Control
The directors have overall responsibility for the company’s system of internal control and for reviewing its effectiveness. Such a system is designed to manage, rather than eliminate, the risk of failure to achieve business objectives and can only provide reasonable, and not absolute, assurance against material misstatement or loss.
The directors confirm that the company’s ongoing process for identifying, evaluating and managing its significant risks is in accordance with the Turnbull guidance (Internal Control: Guidance for Directors on the Combined Code, published in September 1999). The process has been in place throughout the accounting period and up to the date of approval of the Annual Report and financial statements and is reviewed regularly by the board.

IONA TECHNOLOGIES PLC
DIRECTORS’ REPORT
for the year ended December 31, 2005 (Continued)
CORPORATE GOVERNANCE STATEMENT (Continued)
The board receives, on a regular basis, reports on the key risks to the business and the steps being taken to manage such risks. It considers whether the significant risks faced by the company are being identified, evaluated and appropriately managed, having regard to the balance of risk, cost and opportunity. The chairman of the Audit Committee reports to the board on all significant issues considered by the committee.
The directors confirm that they have undertaken an annual review of the effectiveness of the system of internal control (covering all controls including financial, operational and compliance controls and risk management) up to and including the date of approval of the financial statements by the directors. This includes a review of the processes for identifying the principal business risks facing the company, the methods of managing these risks, the controls that are in place to contain them and the procedures to monitor them since the last annual review.
Going concern
After making enquiries, the directors have a reasonable expectation that the company and the group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the financial statements.
AUDITORS
Ernst & Young, Chartered Accountants, will continue in office in accordance with Section 160(2) of the Companies Act, 1963.
On behalf of the directors
CHRISTOPHER J. HORN
SEÁN BAKER
Directors
28 June 2006

IONA TECHNOLOGIES PLC
COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2005
Compensation Committee
The members of the Compensation Committee are listed on page 24. Details of the functions of the committee are set out on page 24.
Compensation of non-executive directors
The ordinary remuneration (that is remuneration for ordinary director services) of the non-executive directors is determined by the board within the limits set out in the Articles of Association. In addition, non-executive directors may be paid such special remuneration as the board determines to be appropriate, for services that are outside the scope of ordinary non-executive director duties. Details of such special remuneration paid in the year ended December 31, 2005 are set out on pages 39 to 41. Non-executive directors receive automatic option grants under the company’s 1997 Director Share Option Scheme, a brief description of which is set out on page 31. Non-executive directors are not required to hold shares acquired by them through the exercise of their options for at least one year following their departure from the board, as is recommended by the Combined Code.
Compensation policy for executive directors
The company expects top levels of ability and commitment from all members of management. In return, it aims to provide executive directors with remuneration necessary to attract, retain and motivate them and that is competitive in the market, without overpaying, and that includes significant performance-related elements designed to align their interests with those of shareholders.
The Compensation Committee determines the contracts of service and emoluments of all executive directors and other senior executives in consultation, where appropriate, with the Chairman and/or the Chief Executive Officer. The Compensation Committee has access to professional advice inside and outside the company.
Base salaries for executive directors reflect job responsibilities and the levels prevailing in the appropriate market for comparable companies. Executive directors participate in annual bonus schemes, under which payments are made based on the director’s performance and the company’s performance.
The board of directors is satisfied that the executive officers of the company are dedicated to achieving significant improvements in the long-term financial performance of the company and the compensation policies and programmes implemented and administered have contributed, and will continue to contribute, towards achieving this goal.
Details on Change in Control Agreements between the company and certain executive directors are set out on page 34.
Executive directors are also eligible to participate in the company’s Executive Share Option Scheme and the 1997 Share Option Scheme.

IONA TECHNOLOGIES PLC
COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2005 (Continued)
Share Option Schemes
The following is a brief description of the company’s share option schemes:
Executive Share Option Scheme
In May 1995, the company adopted the Executive Share Option Scheme, under which 1,125,000 Ordinary Shares were reserved for issuance. Options under the Executive Share Option Scheme may only be granted to the company’s directors and full-time employees or those of one of its subsidiaries and must have an exercise price that is not less than the par value of the Ordinary Shares. Options lapse when not exercised:
•	within seven years of the date of grant;
•	within twelve months after the death of an optionee; or
•	upon termination of the optionee’s employment for any reason, although the board of directors has discretion to delay lapse in individual cases.
As of December 31, 2005, an aggregate of 5,145 Ordinary Shares remained issuable upon the exercise of options outstanding under the Executive Share Option Scheme. Pursuant to the terms of the Executive Share Option Scheme, the company may not grant options under the scheme after May 19, 2005.
There are no performance criteria to be satisfied by directors with respect to exercising their options.
1997 Share Option Scheme
The company’s board of directors and shareholders approved the 1997 Share Option Scheme in 1997 and approved amendments in 1998, 2000 and 2001 to increase the number of Ordinary Shares reserved for issuance under the 1997 Share Option Scheme. The 1997 Share Option Scheme, as amended, provides for the issuance of up to 12,900,000 Ordinary Shares pursuant to share option grants to the group’s employees, consultants, directors and officers. Generally, under the 1997 Share Option Scheme, options are not transferable by the option holder except by will or by the laws of descent and distribution. Options granted under the 1997 Share Option Scheme expire ten years from the date of grant, or five years from the date of grant in the case of an incentive stock option granted to an employee holding more than 10% of the company’s total combined voting power.
Subject to the provisions of the 1997 Share Option Scheme, the Compensation Committee has the authority to select the optionees and determine the terms of the options granted, including:
•	the number of shares subject to each option;
•	the date the option becomes exercisable;
•	the exercise price of the option (which in the case of an incentive stock option cannot be less than the market price of the Ordinary Shares as of the date of grant or, in the case of an employee holding more than 10% of the combined voting power of the company, 110% of the market price of the Ordinary Shares as of the date of grant);
•	the duration of the option; and
•	the time, manner and form of payment upon exercise of an option.

IONA TECHNOLOGIES PLC
COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2005 (Continued)
1997 Share Option Scheme (Continued)
As of December 31, 2005, an aggregate of 9,433,044 Ordinary Shares remain issuable upon the exercise of options outstanding and options available for grant under the 1997 Share Option Scheme.
1997 Director Share Option Scheme
The company’s board of directors and shareholders approved the 1997 Director Share Option Scheme in 1997 and approved an amendment in 2002 to increase the number of Ordinary Shares reserved for issuance under the 1997 Director Share Option Scheme from 250,000 to 500,000 shares. The 1997 Director Share Option Scheme provides for the automatic grant of options at periodic intervals to non-employee directors.
Under the 1997 Director Share Option Scheme, each of the company’s directors who is not also an employee or officer will automatically receive an option to purchase 30,000 Ordinary Shares on the date such person is first elected to the board of directors. In addition, each non-employee director will automatically receive (i) an option to purchase an additional 21,000 Ordinary Shares at the time of each annual meeting of shareholders at which such director is re-elected by rotation and (ii) an option to purchase an additional 3,000 Ordinary Shares at the time of each other annual meeting of shareholders following which such person will continue to serve as a director without re-election, provided, however, that such person has participated in no fewer than 75% of the meetings of the board of directors held in the period measured from the date of the previous annual meeting of shareholders and provided also that no option to purchase Ordinary Shares will be granted to a non-employee director unless at least one year has elapsed since the date on which the non-employee director was granted an option to purchase 30,000 Ordinary Shares on his or her first election to the board of directors.
The exercise price per share for all options granted under the 1997 Director Share Option Scheme will be equal to the fair market value of the Ordinary Shares on the date of grant. All options granted under the 1997 Director Share Option Scheme are exercisable in three equal annual instalments, beginning on the date of grant of the option. The options accelerate and become exercisable in full, however, in the event the optionholder’s service on the board of directors ceases by reason of his or her death or permanent disability or in the event of an acquisition of the group. The term of each option will be for a period of ten years from the date of grant. As of December 31, 2005, an aggregate of 446,000 Ordinary Shares remain issuable upon the exercise of options outstanding and options available for grant under the 1997 Director Share Option Scheme.

IONA TECHNOLOGIES PLC
COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2005 (Continued)
1999 Employee Share Purchase Plan
In 1999, the company established an Employee Share Purchase Plan. In 2003, the company’s board of directors and shareholders approved an amendment to the 1999 Employee Share Purchase Plan to increase the number of the company’s Ordinary Shares issuable under the plan to 2,000,000. All of the company’s employees and employees of participating subsidiaries who are employed full-time for more than five months in any calendar year are eligible to participate. The purchase price per Ordinary Share for each payment period (a six-month period commencing February 1 and August 1 and ending July 31 and January 31, respectively, in each year) is the lesser of (i) 85% of the average market price of the company’s American Depositary Shares on the first business day of the payment period and (ii) 85% of the average market price of the company’s American Depositary Shares on the last business day of the payment period, in either event rounded up to the nearest US cent. In each payment period, an employee may authorise payroll deductions in an amount of not less than 1% but not more than 10% of the employee’s salary for participation in the 1999 Employee Share Purchase Plan.
Rights under the 1999 Employee Share Purchase Plan terminate on certain specified events including retirement, resignation and death. Once enrolled, an employee may withdraw from the 1999 Employee Share Purchase Plan (in whole but not in part) at any time prior to the last day of a six month payment period by delivering a written withdrawal notice to the company. An employee who has previously withdrawn must file a new authorisation at least ten days before the first day of the next payment period in which he or she wishes to participate. Unless terminated sooner, the 1999 Employee Share Purchase Plan terminates on June 9, 2009.
As of December 31, 2005, 1,174,949 shares had been issued under the 1999 Employee Share Purchase Plan.
Genesis Development Corporation 1997 Stock Option Plan
In connection with the company’s acquisition of Genesis Development Corporation (“Genesis”) in 2000, all of the outstanding stock options under the Genesis 1997 Stock Option Plan were converted into options to purchase Ordinary Shares. As of December 31, 2005, an aggregate of 228 Ordinary Shares are reserved for issuance upon exercise of outstanding converted Genesis stock options under the Genesis 1997 Stock Option Plan. The company does not intend to grant any more options under the Genesis 1997 Stock Option Plan.
Object-Oriented Concepts, Inc. Stock Option Plan
In connection with the company’s acquisition of Object-Oriented Concepts, Inc., (“OOC”), in 2001, all of the outstanding stock options under the OOC Stock Option Plan were converted into options to purchase Ordinary Shares. As of December 31, 2005, there were no outstanding options under the OOC Stock Option Plan. The company does not intend to grant any more options under the OOC Stock Option Plan.

IONA TECHNOLOGIES PLC
COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2005 (Continued)
Netfish Technologies, Inc. 1999 Stock Option Plan
In connection with the company’s acquisition of Netfish Technologies, Inc., (“Netfish”) in 2001, all of the outstanding stock options under the Netfish 1999 Stock Option Plan were converted into options to purchase Ordinary Shares. As of December 31, 2005, an aggregate of 26,883 Ordinary Shares are reserved for issuance upon exercise of the outstanding options under the Netfish 1999 Stock Option Plan. The company does not intend to grant any more options under the Netfish 1999 Stock Option Plan.
Company’s Policy on Granting Share Options
Under the terms of the Executive Share Option Scheme and the 1997 Share Option Scheme, the Compensation Committee selects the eligible individuals who will receive options and determines the number of shares subject to each option granted. The number of shares subject to an employee’s option is determined by reference to a number of factors, including the employee’s position in the company, the employee’s length of service with the company, the employee’s performance over any applicable performance period and the importance to the company of retaining the employee for the longer term.
The Compensation Committee does not exercise discretion with respect to the grant of options under the 1997 Director Share Option Scheme or the purchase of shares under the 1999 Employee Share Purchase Plan. The grant of options and purchase of shares is determined by the terms and conditions of each such scheme.
There are no performance criteria to be satisfied by directors with respect to exercising their options.
For details of the share options held by each director, please see pages 36 to 38.
Pensions
Pensions for directors are provided under defined contribution pension plans. The total contribution paid for directors by the company under the defined contribution pension scheme for the year ended December 31, 2005 was US$24,821 (2004: US$42,567).
Individual contributions for the year ended December 31, 2005:

Name	US$
Dr. Christopher J. Horn	9,810
Dr. Seán Baker	8,711
Mr. Peter Zotto	6,300

TOTAL	24,821

IONA TECHNOLOGIES PLC
COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2005 (Continued)
Change in Control Agreements
In February 2003, the board of directors adopted the Non-Executive Directors’ Change in Control Plan. Under this plan, if there is a change in control of the company, all of the unvested share options held by the non-executive directors will vest and they will receive additional fees equal to two times the fees payable to them for the year in which the change occurs or for the previous year, whichever is higher.
The company has entered into Change in Control Agreements with each of its executive officers. Under each of these agreements, if there is a change in control of the company and the surviving company does not assume the company’s share option plans or provide the executive officer with comparable substitute options, the executive officer’s unvested share options will vest. In addition, if the executive officer’s employment is terminated (i) without cause within the period beginning three months prior to the announcement of the change in control and ending two years after the change in control or (ii) by the executive officer for good reason within two years after the change in control, the executive officer’s unvested share options will vest and the executive officer will be entitled to continued health, vision and dental insurance benefits and a severance payment. The executive officer’s severance payment will equal two times the sum of the executive officer’s highest annual base salary during the period commencing immediately prior to the change in control through the date of termination and highest annual target bonus during the period commencing the calendar year prior to the change of control through the calendar year of the date of termination.
Service contracts
With the exception of Mr. Peter Zotto (see below), no director has a service contract with a notice period in excess of one year and no director is entitled to compensation for termination which exceeds one year’s salary and benefits in kind.
Mr. Zotto entered into a service contract with the company dated April 14, 2005, the terms of which reflect the commitment he has made to the company. In connection with his service contract, Mr. Zotto became Chief Executive Officer and was appointed as a director until the 2005 Annual General Meeting. At the 2005 Annual General Meeting, Mr Zotto was elected as a director until the company’s 2007 Annual General Meeting. Mr. Zotto’s initial employment term will be for three years, followed by successive one-year employment terms unless terminated in accordance with the service contract. Mr. Zotto is entitled to an annual base salary of US$320,000 and an annual target bonus of US$224,000, based on the achievement of certain company and individual performance objectives.
If Mr. Zotto is terminated by the company other than for “Cause” or terminates his employment for “Good Reason” (each as defined in his service contract), he will be entitled to: (a) payment of all “Accrued Obligations”, (as defined in his service contract); (b) lump sum payment of 18 months of his base salary in effect at the termination date; (c) 150% of the target bonus payable to him; and (d) immediate vesting of all unvested stock, stock options, awards and rights to the extent they would have become vested and exercisable if Mr. Zotto’s employment had continued to the date that is 18 months after the termination date. In the event Mr. Zotto is entitled to payments and benefits under his change in control agreement dated October 14, 2003, he shall not be entitled to receive any payments, severance or other benefits under the service contract, except for the payment of Accrued Obligations.

IONA TECHNOLOGIES PLC
COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2005 (Continued)
Service contracts (Continued)
Neither Dr. Christopher Horn nor Mr. John Conroy, who are subject to re-election at the forthcoming AGM, has a written service contract with the company. Mr. Bruce J. Ryan who is subject to election at the forthcoming AGM, does not have a written service contract with the company.

IONA TECHNOLOGIES PLC
COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2005 (Continued)

Directors’ Share										Market
Options										price
	At	Granted	Expired	Exercised	Cancelled	At	Exercise	Date from		at date
	January 1,	during	during	during	during	December 31,	price	which	Expiry	of exercise
	2005	year	year	year	year	2005	US$	exercisable	date	US$
	(or date of
	appointment,
	if later)
Mr. Peter Zotto*	300,000	—	—	—	—	300,000	3.00	10/13/2004	10/13/2013	—
	70,000	—	—	—	—	70,000	3.26	08/17/2005	08/17/2014	—
	250,000	—	—	—	—	250,000	5.30	02/01/2006	02/01/2015	—

Mr. Kevin Melia	21,000	—	—	—	—	21,000	15.00	06/16/1999	06/16/2009	—
	12,250	—	—	—	—	12,250	15.00	06/16/1999	06/16/2009	—
	3,000	—	—	—	—	3,000	74.50	07/27/2000	07/27/2010	—
	3,000	—	—	—	—	3,000	31.15	07/18/2001	07/18/2011	—
	21,000	—	—	—	—	21,000	2.25	07/30/2002	07/30/2012	—
	3,000	—	—	—	—	3,000	3.16	09/09/2003	09/09/2013	—
	100,000	—	—	—	—	100,000	4.76	11/18/2003	11/18/2013	—
	21,000	—	—	—	—	21,000	3.42	08/18/2004	08/18/2014	—
	—	21,000	—	—	—	21,000	3.25	08/25/2005	08/25/2015	—

Dr. Christopher J. Horn	100	—	—	—	—	100	18.75	10/01/1999	10/01/2009	—
	100	—	—	—	—	100	13.63	04/08/2000	04/08/2010	—
	—	3,000	—	—	—	3,000	3.25	08/25/2005	08/25/2015	—

Dr. Seán Baker	19,700	—	—	—	—	19,700	1.99	05/15/2003	05/15/2013	—
	40,000	—	—	—	—	40,000	2.20	08/01/2004	08/01/2013	—
	15,000	—	—	—	—	15,000	7.33	02/10/2005	02/10/2014	—
	3,000	—	—	—	—	3,000	3.26	08/17/2005	08/17/2014	—

IONA TECHNOLOGIES PLC
COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2005 (Continued)

Directors’ Share										Market
Options										price at
	At	Granted	Expired	Exercised	Cancelled	At	Exercise	Date from		date of
	January 1,	during	during	during	during	December 31,	price	which	Expiry	exercise
	2005	year	year	year	year	2005	US$	exercisable	date	US$
	(or date of
	appointment,
	if later)
Dr. Ivor Kenny	23,334	—	—	—	—	23,334	12.75	08/16/2000	08/16/2009	—
	3,000	—	—	—	—	3,000	74.50	07/27/2000	07/27/2010	—
	21,000	—	—	—	—	21,000	31.15	07/18/2001	07/18/2011	—
	3,000	—	—	—	—	3,000	2.25	07/30/2002	07/30/2012	—
	3,000	—	—	—	—	3,000	3.16	09/09/2003	09/09/2013	—
	21,000	—	—	—	—	21,000	3.42	08/18/2004	08/18/2014	—
	—	3,000	—	—	—	3,000	3.25	08/25/2005	08/25/2015	—

Mr. John Conroy	30,000	—	—	—	—	30,000	43.15	05/08/2001	05/08/2011	—
	3,000	—	—	—	—	3,000	2.25	07/30/2002	07/30/2012	—
	21,000	—	—	—	—	21,000	3.16	09/09/2003	09/09/2013	—
	3,000	—	—	—	—	3,000	3.42	08/18/2004	08/18/2014	—
	—	3,000	—	—	—	3,000	3.25	08/25/2005	08/25/2015	—

Mr. Francesco Violante	30,000	—	—	—	—	30,000	43.15	05/08/2001	05/08/2011	—
	3,000	—	—	—	—	3,000	2.25	07/30/2002	07/30/2012	—
	3,000	—	—	—	—	3,000	3.16	09/09/2003	09/09/2013	—
	21,000	—	—	—	—	21,000	3.42	08/18/2004	08/18/2014	—
	—	3,000	—	—	—	3,000	3.25	08/25/2005	08/25/2015	—

IONA TECHNOLOGIES PLC
COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2005 (Continued)

Directors’ Share										Market
Options										price at
	At	Granted	Expired	Exercised	Cancelled	At	Exercise	Date from		date of
	January 1,	during	during	during	during	December 31,	price	which	Expiry	exercise
	2005	year	year	year	year	2005	US$	exercisable	date	US$
	(or date of
	appointment,
	if later)
Mr. James Maikranz	30,000	—	—	—	—	30,000	33.80	06/18/2001	06/18/2011	—
	3,000	—	—	—	—	3,000	2.25	07/30/2002	07/30/2012	—
	3,000	—	—	—	—	3,000	3.16	09/09/2003	09/09/2013	—
	3,000	—	—	—	—	3,000	3.42	08/18/2004	08/18/2014	—
	—	21,000	—	—	—	21,000	3.25	08/25/2005	08/25/2015	—

Mr. William Burgess	30,000	—	—	—	—	30,000	3.27	01/22/2003	01/22/2013	—
	3,000	—	—	—	—	3,000	3.42	08/18/2004	08/18/2014	—
	—	3,000	—	—	—	3,000	3.25	08/25/2005	08/25/2015	—

*	On April 14, 2005, Mr. Peter Zotto was appointed as a director and Chief Executive Officer of the company.

IONA TECHNOLOGIES PLC
COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2005 (Continued)
Market Data
The market price of the company’s shares at December 31, 2005 was US$2.95, and the range during 2005 was US$2.56 to US$5.80.
Compensation of Directors
The following table sets out the compensation of the directors in accordance with the Listing Rules of the Irish Stock Exchange:

	2004	2005
	US$'000	US$'000
Executive Directors
Salary and bonus	542	661
Pension contributions	43	25

	585	686

Number of executive directors	2	3

Non-executive Directors
Fees — services as a director	459	559
Pension contributions	—	—

	459	559

Number of non-executive directors	6	7

Individual Compensation for the year ended December 31, 2005

			Directors’
Name	Basic salary	Bonus	fees	Total
	US$	US$	US$	US$
Mr. Peter Zotto	300,667	175,000	—	475,667
Mr. Kevin Melia	—	—	181,500	181,500
Dr. Christopher J. Horn	98,100	—	64,000	162,100
Dr. Seán Baker	87,106	—	—	87,106
Dr. Ivor Kenny	—	—	67,500	67,500
Mr. John Conroy	—	—	58,500	58,500
Mr. Francesco Violante	—	—	58,500	58,500
Mr. James D. Maikranz	—	—	58,500	58,500
Mr. William Burgess	—	—	70,500	70,500

TOTAL	485,873	175,000	559,000	1,219,873

IONA TECHNOLOGIES PLC
COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2005 (Continued)
Individual Compensation for the year ended December 31, 2004

			Directors’
Name	Basic salary	Bonus	fees	Total
	US$	US$	US$	US$
Mr. Kevin Melia	—	—	160,500	160,500
Dr. Christopher J. Horn	309,654	130,115	—	439,769
Dr. Seán Baker	101,983	—	—	101,983
Dr. Ivor Kenny	—	—	69,000	69,000
Mr. John Conroy	—	—	60,000	60,000
Mr. Francesco Violante	—	—	57,000	57,000
Mr. James D. Maikranz	—	—	49,500	49,500
Mr. William Burgess	—	—	63,000	63,000

TOTAL	411,637	130,115	459,000	1,000,752

Ordinary Remuneration
The non-executive Chairman of the board and non-executive directors received ordinary remuneration in 2005 in the form of monthly and per-meeting fees, in each case subject to the annual per person maximums also set forth below.

Non-Executive Director/					Annual Per Person
Chairman	Monthly Fee		Board Meeting Fee		Maximum
Chairman	US$	3,000	US$	3,000	US$	72,000
Member	US$	3,000	US$	1,500	US$	48,000
Special Remuneration
Each member of the Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and New Markets Committee, and each chairman thereof, received special remuneration in 2005 in the form of per-meeting fees in each case subject to the annual per person maximums also set forth below. In March 2005, the annual maximum amount payable to each member of the Audit Committee, including the chairman, was increased to US$12,000 and US$24,000, respectively. The New Markets Committee was established in September 2005.

IONA TECHNOLOGIES PLC
COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2005 (Continued)
Special Remuneration (Continued)

Nominating and
Corporate
Committee	Compensation		Governance	New Markets
Chairman/	Committee	Audit Committee	Committee	Committee
Member	Meeting Fee	Meeting Fee	Meeting Fee	Meeting Fee
Chairman	US$3,000 (annual	US$3,000	US$3,000 (annual	US$3,000*
	maximum of	(annual	maximum of	(annual
	US$12,000)	maximum	US$12,000)	maximum
		US$24,000)		US$24,000)

Member	US$1,500 (annual	US$1,500	US$1,500 (annual	US$1,500**
	maximum of	(annual	maximum of	(annual
	US$6,000)	maximum of	US$6,000)	maximum of
		US$12,000)		US$12,000)

*	These per-meeting fees were paid to the non-executive director chairman of the New Markets Committee.

**	These per-meeting fees were paid to non-executive director members of the New Markets Committee.
In addition to the fees described above, Mr. Kevin Melia, who has served as non-executive Chairman of the Board since May 2003, received special remuneration in 2005 in the amount of US$84,000 for his service as the Chairman of the board.
In addition to the fees described above, Dr. Christopher Horn, who has served as non-executive Vice-Chairman of the Board since April 2005, received special remuneration in 2005 in the amount of US$28,000 for his service as the Vice-Chairman of the board.
In 2005 all directors were reimbursed for reasonable out-of-pocket travel expenses incurred by them in attending meetings of the board of directors or committee meetings.
The company currently pays each non-executive director fees for serving on the board and each committee of the board, all of which are described above.

IONA TECHNOLOGIES PLC
STATEMENT OF DIRECTORS’ RESPONSIBILITIES IN RESPECT OF
  THE FINANCIAL STATEMENTS
Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and of the group and of the profit or loss of the group for that period. In preparing the financial statements of the group, the directors are required to:
•	select suitable accounting policies and then apply them consistently;
•	make judgments and estimates that are reasonable and prudent;
•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company and the group will continue in business; and
•	comply with applicable International Financial Reporting Standards, subject to any material departures disclosed and explained in the financial statements.
The considerations set out above for the group are also required to be addressed by the directors in preparing the financial statements of the company, in respect of which the applicable accounting standards are those which are generally accepted in the Republic of Ireland.
The directors are responsible for keeping proper books of account which disclose with reasonable accuracy at any time the financial position of the company and which enable them to ensure that the company and the group financial statements are prepared in accordance with applicable accounting standards and comply with the provisions of the Companies Acts, 1963 to 2005, and in the case of the group financial statements, Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the company and the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS
  OF IONA TECHNOLOGIES PLC
We have audited the group and parent company financial statements (the “financial statements”) of IONA Technologies PLC for the year ended December 31, 2005 which comprise the Consolidated Income Statement, the Consolidated and Parent Company Balance Sheets, the Consolidated Cash Flow Statement, the Consolidated Statement of Changes in Equity and the related notes 1 to 28 (group) and A to M (company). These financial statements have been prepared under the accounting policies set out therein.
This report is made solely to the company’s members, as a body, in accordance with section 193 of the Companies Act, 1990. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a body, for our audit work, for this report, or for the opinions we have formed.
Respective responsibilities of directors and auditors
The directors are responsible for the preparation of the group financial statements in accordance with applicable Irish law and International Financial Reporting Standards (IFRSs) as adopted by the European Union, and for the preparation of the parent company financial statements in accordance with applicable Irish law and Accounting Standards issued by the Accounting Standards Board and promulgated by the Institute of Chartered Accountants in Ireland (Generally Accepted Accounting Practice in Ireland) as set out in the Statement of Directors’ Responsibilities.
Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).
We report to you our opinion as to whether the financial statements give a true and fair view and have been properly prepared in accordance with the Companies Acts, 1963 to 2005 and whether, in addition, the group financial statements have been properly prepared in accordance with Article 4 of the IAS Regulation. We also report to you our opinion as to: whether proper books of account have been kept by the company; whether, at the balance sheet date, there exists a financial situation which may require the convening of an extraordinary general meeting of the company; and whether the information given in the Directors’ Report is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purposes of our audit and whether the company balance sheet is in agreement with the books of account.
We also report to you if, in our opinion, any information specified by law or the Listing Rules of the Irish Stock Exchange regarding directors’ remuneration and other transactions is not disclosed and, where practicable, include such information in our report.
We review whether the Corporate Governance Statement reflects the company’s compliance with the nine provisions of the 2003 Financial Reporting Council’s Combined Code specified for our review by the Listing Rules of the Irish Stock Exchange, and we report if it does not. We are not required to consider whether the board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group’s corporate governance procedures or its risk and control procedures.
Continued./...

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS
  OF IONA TECHNOLOGIES PLC (Continued)
Respective responsibilities of directors and auditors (continued)
We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises the Directors’ Report and Compensation Report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.
Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group’s and company’s circumstances, consistently applied and adequately disclosed.
We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.
Opinion
In our opinion the group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of affairs of the group as at December 31, 2005 and of its loss for the year then ended and have been properly prepared in accordance with the Companies Acts, 1963 to 2005 and Article 4 of the IAS Regulation; and the parent company financial statements give a true and fair view, in accordance with Generally Accepted Accounting Practice in Ireland, of the state of affairs of the company as at December 31, 2005 and have been properly prepared in accordance with the Companies Acts, 1963 to 2005.
We have obtained all the information and explanations we consider necessary for the purposes of our audit. In our opinion proper books of account have been kept by the company. The company balance sheet is in agreement with the books of account.
In our opinion the information given in the Directors’ Report is consistent with the financial statements.
Continued./...

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS
  OF IONA TECHNOLOGIES PLC (Continued)
Opinion (continued)
In our opinion the company balance sheet does not disclose a financial situation which, under section 40(1) of the Companies (Amendment) Act, 1983, would require the convening of an extraordinary general meeting of the company.
Separate opinion in relation to IFRSs
As explained in Note 1 to the consolidated financial statements, the group, in addition to complying with its legal obligation to comply with IFRSs as adopted by the European Union, has also complied with the IFRSs as issued by the International Accounting Standards Board.
In our opinion the consolidated financial statements give a true and fair view, in accordance with IFRSs, of the state of the group’s affairs as at December 31, 2005 and its loss for the year then ended.
Ernst & Young
Registered Auditors
Dublin
28 June 2006

IONA TECHNOLOGIES PLC
CONSOLIDATED INCOME STATEMENT
for the year ended December 31, 2005

	Note	2005		2004
		US$’000		US$’000
Revenue	3		66,806		68,019
Cost of sales			(12,409)		(12,602)

Gross profit			54,397		55,417

Research and development			(16,427)		(18,663)
Sales and marketing			(31,824)		(31,864)
General and administrative	5		(12,814)		(13,026)
Other income — rental income			2,589		1,542
Other income — exceptional	5		189		600

Total operating expenses			(58,287)		(61,411)

Operating loss			(3,890)		(5,994)

Finance revenue			908		388
Finance costs			(83)		(102)

Loss before taxation	6		(3,065)		(5,708)
Income tax expense	7		(920)		(566)

Loss for the financial year — attributable to equity holders of the company			(3,985)		(6,274)

Basic loss per Ordinary Share	8	US$	(0.11)	US$	(0.18)

Diluted loss per Ordinary Share	8	US$	(0.11)	US$	(0.18)

Approved by the Board on 28 June 2006
CHRISTOPHER J. HORN
SEÁN BAKER
Directors

IONA TECHNOLOGIES PLC
CONSOLIDATED BALANCE SHEET
at December 31, 2005

	Note	2005	2004
		US$’000	US$’000
ASSETS
Non-current assets
Property, plant and equipment	9	3,893	4,851
Intangible assets	10	74	307
Financial assets	11	50	50
Trade and other receivables	12	67	84

		4,084	5,292

Current assets
Trade and other receivables	12	20,903	15,619
Marketable securities	13	23,685	23,170
Restricted cash	14	495	3,495
Cash and cash equivalents	15	27,936	33,250

Total assets		77,103	80,826

EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent
Ordinary Shares, € 0.0025 par value:
150,000,000 shares authorised. Issued and outstanding:
35,360,538 shares at December 31, 2005 and 34,803,601 shares at December 31, 2004		98	96
Share premium account		423,286	422,166
Other reserve	17	41,425	36,810
Retained loss		(429,568)	(425,583)

Total equity		35,241	33,489

Non-current liabilities
Provisions	18	1,137	2,415

Current liabilities
Trade and other payables	19	13,884	15,066
Current income tax liabilities		3,318	3,160
Provisions	18	815	5,517
Deferred revenue		22,708	21,179

Total liabilities		41,862	47,337

Total equity and liabilities		77,103	80,826

Approved by the Board on 28 June 2006
CHRISTOPHER J. HORN
SEÁN BAKER
Directors

IONA TECHNOLOGIES PLC
CONSOLIDATED CASH FLOW STATEMENT
for the year ended December 31, 2005

	Note	2005	2004
		US$’000	US$’000
Cash flows from operating activities
Operating loss		(3,890)	(5,994)
Depreciation and amortisation		2,356	3,060
Share-based payments		4,615	6,466
(Increase)/decrease in trade and other receivables		(5,267)	10,662
Decrease in trade and other payables		(1,681)	(2,316)
Decrease in provisions		(5,980)	(5,972)
Increase/(decrease) in deferred revenue		1,529	(2,731)
Other non-cash movements		4	88

Cash flows from operations		(8,314)	3,263

Income taxes paid		(263)	(609)
Decrease in restricted cash deposits		3,000	250
Sale of marketable securities		32,975	25,800
Purchase of marketable securities		(33,291)	(27,721)
Finance revenue		709	526
Finance costs		(83)	(102)

		(5,267)	1,407

Cash flows from investing activities
Purchase of property, plant and equipment		(1,169)	(1,122)
Purchase of intangible assets		—	(176)
Proceeds from disposal of property, plant and equipment		—	4

		(1,169)	(1,294)

Cash flows from financing activities
Proceeds from issue of shares		1,218	1,688
Expenses in respect of issue of shares		(96)	(68)

		1,122	1,620

Net (decrease)/increase in cash and cash equivalents		(5,314)	1,733

Cash and cash equivalents at January 1		33,250	31,517

Cash and cash equivalents at December 31	15	27,936	33,250

IONA TECHNOLOGIES PLC
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended December 31, 2005

	Attributable to equity holders of the parent
			Share
	Number of	Ordinary	premium	Retained	Other	Total
	Ordinary	Shares	account	loss	reserve	equity
	Shares	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at January 1, 2004	34,005,707	94	420,548	(419,309)	30,306	31,639
Proceeds from issue of Ordinary Shares of € 0.0025 par value on exercise of options	619,639	1	1,225	—	—	1,226
Proceeds from purchase of Ordinary Shares of € 0.0025 par value under the employee share purchase plan	178,255	1	393	—	—	394
Loss for year	—	—	—	(6,274)	—	(6,274)
Amortisation of deferred stock based compensation	—	—	—	—	38	38
Expensing of share-based payments	—	—	—	—	6,466	6,466

Balance at December 31, 2004	34,803,601	96	422,166	(425,583)	36,810	33,489

IONA TECHNOLOGIES PLC
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Continued)
for the year ended December 31, 2005

	Attributable to equity holders of the parent
			Share
	Number of	Ordinary	premium	Retained	Other	Total
	Ordinary	Shares	account	loss	reserve	equity
	Shares	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at January 1, 2005	34,803,601	96	422,166	(425,583)	36,810	33,489
Proceeds from issue of Ordinary Shares of € 0.0025 par value on exercise of options	383,464	1	695	—	—	696
Proceeds from purchase of Ordinary Shares of € 0.0025 par value under the employee share purchase plan	173,473	1	425	—	—	426
Loss for year	—	—	—	(3,985)	—	(3,985)
Expensing of share-based payments	—	—	—	—	4,615	4,615

Balance at December 31, 2005	35,360,538	98	423,286	(429,568)	41,425	35,241

IONA TECHNOLOGIES PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
1.	ORGANISATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Corporate information

IONA Technologies PLC (the ‘‘company”) is incorporated as a public limited company under the laws of Ireland and is domiciled in Ireland. IONA Technologies PLC and its subsidiaries, all of which are wholly owned (collectively, the ‘‘group”), operate in one business segment: enterprise integration software. The group also provides professional services, consisting of customer consulting and training and, to a limited extent, product configuration and enhancement, as well as customer technical support. The group’s major customers, based on revenues earned, are corporate information technology departments of U.S. businesses. The group also earns significant revenues from similar customers in European countries and the rest of the world.

(b)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as adopted for use in the European Union. In addition to complying with its legal obligation to comply with IFRSs as adopted by the European Union, the group has also complied with IFRSs as issued by the International Accounting Standards Board. An explanation of how the transition to IFRS has impacted the reported financial performance, financial position and cash flows of the group is provided in note 25 to the consolidated financial statements.

(c)	New standards and interpretations not applied

The International Accounting Standards Board and the International Financial Reporting Interpretations Committee have issued the following standards and interpretations with an effective date after the date of these financial statements:
•	IFRS 6 Exploration for and Evaluation of Mineral Resources;

•	IFRS 7 Financial Instruments: Disclosures;

•	Amendment to IAS 1 Capital Disclosures;

•	Amendment to IAS 39 Cash Flow Hedge Accounting of Forecast Intragroup Transactions;

•	Amendment to IAS 39 Transition and Initial Recognition of Financial Assets and Financial Liabilities;

•	Amendment to IAS 39 and IFRS 4 Financial Guarantee Contracts;

•	IFRIC 4 Determining whether an Arrangement Contains a Lease;

•	IFRIC 5 Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds;

•	IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies;

•	IFRIC 8 Scope of IFRS 2; and

•	IFRIC 9 Reassessment of Embedded Derivatives

IONA TECHNOLOGIES PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 (Continued)
1.	ORGANISATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)	New standards and interpretations not applied (continued)

The above standards have effective dates ranging from January 1, 2006, to January 1, 2007. The group will adopt each of the standards with effect from their respective effective dates. It is not anticipated that the adoption of these standards and interpretations will have a material impact on the group’s consolidated financial statements in the period of initial application.

Early adoption

The group elected to pursue early implementation of amendment to IAS 39 The Fair Value Option with effect from the date of transition to IFRS. Details in respect of marketable securities carried at fair value are set out in note 13.

(d)	Basis of presentation and principles of consolidation

The consolidated financial statements, which are presented in US dollars, have been prepared under the historical cost convention, as modified by the revaluation of investments held as current assets and include the company and its subsidiaries after eliminating all material inter-company transactions and balances. The results of acquired businesses and entities are included from the date of acquisition, being the date the group obtains control, and continue to be consolidated until the date that control ceases.

The accounting policies set out below have been applied by all the group’s subsidiaries to all periods presented in these consolidated financial statements. The financial statements of subsidiaries are prepared for the same reporting year.

(e)	Foreign currency translation

The US dollar is the functional currency for the company and the company’s subsidiaries.

Transactions in foreign currencies are recorded at the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. Gains and losses arising on the retranslation into US dollars of amounts denominated in foreign currencies are included in the consolidated income statement for the year.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

IONA TECHNOLOGIES PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 (Continued)
1.	ORGANISATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)	Revenue recognition

While the group follows the revenue recognition criteria of Statement of Position 97-2, Software Revenue Recognition, as amended by SOP 98-4 and SOP 98-9, as issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants and related interpretations, (“SOP 97-2”), the group also exercises judgement and uses estimates in connection with the determination of the amount of software licenses and services revenue to be recognised in each accounting period. The provisions of SOP 97-2 are consistent with the requirements of IAS 18 Revenue in respect of the group’s sources of revenue.

The group recognises the majority of its revenue pursuant to software license agreements. For software license arrangements that do not require significant production, modification or customisation of the underlying software, the group recognises revenue when: (1) the group enters into a legally binding arrangement with a customer for the license of software; (2) the group delivers the products or performs the services; (3) customer payment is deemed fixed or determinable and free of contingencies or significant uncertainties; and (4) collection is probable. Substantially all of the group’s license revenue is recognised in this manner.

For arrangements with multiple elements, the group allocates revenue to each element of a transaction based upon its fair value as determined by vendor specific objective evidence. Vendor specific objective evidence of fair value for each element of an arrangement is based upon the normal pricing and discounting practices for each element when sold separately, including the renewal rate for support services. If the group cannot objectively determine the fair value of any undelivered element included in the multiple element arrangement, the group defers revenue until all elements are delivered, services have been performed, or until fair value can be objectively determined. When the fair value of a delivered element cannot be established, the group uses the residual method to record license revenue, provided the fair value of all undelivered elements is determinable. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognised as revenue.

The group assesses whether fees are fixed or determinable at the time of sale and recognises revenue if all other revenue recognition requirements are met. The group’s standard payment terms are generally net 30. Payment terms, however, may vary based on the country in which the agreement is executed. Payments that extend beyond 30 days from the contract date but that are due within twelve months are generally deemed to be fixed or determinable based on the group’s successful collection history on such arrangements, and thereby satisfy the required criteria for revenue recognition.

IONA TECHNOLOGIES PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 (Continued)
1.	ORGANISATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)	Revenue recognition (continued)

The group assesses whether collection is probable at the time of the transaction based on a number of factors, including the customer’s past transaction history and credit-worthiness. If it is determined that the collection of the fee is not probable, the group defers the fee and recognises revenue at the time collection becomes probable, which is generally upon the receipt of cash.

The group generally delivers products F.O.B shipping or electronically, and the group’s software arrangements typically do not contain acceptance provisions. Accordingly, delivery is usually satisfied when the product leaves the group’s premises, or if shipped electronically, when the customer has been provided with access codes to allow them to take immediate possession of the software.

Maintenance revenue is apportioned over the term of the related maintenance contract and is recognised as revenue over the period in which the group has an obligation to provide services to the purchaser. Revenue for consulting services is generally recognised as the services are performed.

(g)	Cost of sales

Cost of sales includes the costs of products and services. Cost of product sales consists primarily of product media and duplication, manuals, packaging materials, shipping and handling expenses, third-party royalties and, to a lesser extent, the salaries and benefits of certain personnel and related operating costs of computer equipment. Cost of service sales consists primarily of personnel costs for consultancy, training, customer support, product customisation and enhancement, and related operating costs of computer equipment and non-billable travel expenses.

(h)	Taxation (current and deferred)

Current tax represents the expected tax payable or recoverable on the taxable profit for the year using tax rates enacted or substantively enacted at the balance sheet date and taking into account any adjustments relating to prior years.

Deferred tax is recognised on all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements, with the following exceptions:
•	where the temporary difference arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss;

IONA TECHNOLOGIES PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 (Continued)
1.	ORGANISATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)	Taxation (current and deferred)(continued)
•	in respect of taxable temporary differences associated with investments in subsidiaries where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future; and

•	deferred tax assets are recognised only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carried forward tax credits or tax losses can be utilised.
Deferred tax assets and liabilities are not subject to discounting and are measured at the tax rates that are anticipated to apply in the period in which the asset is realised or the liability is settled based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Income tax is charged or credited directly to equity if it relates to items that are credited or charged to equity. Otherwise income tax is recognised in the consolidated income statement.

(i)	Property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method to write off the cost of items of property, plant and equipment over their expected useful lives as follows:

Computer equipment	3 years
Leasehold improvements	4 to 15 years
Office equipment	5 years
Furniture and fixtures	3 to 10 years
The carrying values of items of property, plant and equipment are reviewed for impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that the carrying values may not be recoverable.

(j)	Intangible assets

Intangible assets are carried at cost less accumulated amortisation and accumulated impairment losses. Intangible assets acquired separately from a business are carried initially at cost. An intangible asset acquired as part of a business combination is recognised outside goodwill if the asset is separable or arises from contractual or other legal rights and its fair value can be measured reliably.

IONA TECHNOLOGIES PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 (Continued)
1.	ORGANISATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)	Intangible assets (continued)

Software development costs are capitalised subsequent to the establishment of technological feasibility and the determination that the project will generate future economic benefits and the availability of adequate technical, financial and other necessary resources to complete the development project. Based on the group’s product development process, technological feasibility is established upon completion of a working model. Development costs incurred by the group between completion of the working model and the point at which the product is ready for general release have been insignificant. These costs are written off on a straight-line basis over their useful economic lives of three to four years.

Reviews are regularly performed to determine whether facts or circumstances exist which indicate that the carrying value of capitalised software development costs are impaired.

Research costs and development costs not meeting the criteria for capitalisation are charged to the consolidated income statement as incurred.

(k)	Goodwill

Business combinations on or after January 1, 2004, are accounted for under IFRS 3 Business Combinations using the purchase method of accounting. Goodwill is the excess of the consideration paid over the aggregate of the fair values of the acquired identifiable assets, liabilities and contingent liabilities. After initial recognition, goodwill is stated at cost less any accumulated impairment losses, with the carrying value being reviewed for impairment at least annually and whenever events or changes in circumstances indicate that the carrying value may be impaired.

Goodwill arising in respect of business combinations completed prior to January 1, 2004, is included at its deemed cost, less accumulated amortisation and impairment provisions. As at December 31, 2003, goodwill in respect of business combinations completed prior to January 1, 2004, was deemed to be fully impaired. There were no business combinations completed in 2004 or 2005.

(l)	Financial assets

Financial assets are initially recognised at the fair value of the consideration given inclusive of any acquisition charges. After initial recognition, financial assets are stated at fair value with the exception of investments in unquoted equity instruments, whose fair value cannot be reliably measured. Such investments in unquoted equity instruments are stated at cost less provision for impairment.

IONA TECHNOLOGIES PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 (Continued)
1.	ORGANISATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)	Trade and other receivables and payables

Trade and other receivables and payables are stated at cost, which approximates fair value given the short-term nature of these assets and liabilities.

Trade receivables are carried at original invoice amount less a provision for potentially uncollectible debts. Provisions are made based upon a specific review of all significant outstanding receivables. In determining the provision, the group analyses the historical collection experience and current economic trends.

(n)	Cash and cash equivalents

The group considers all highly liquid investments with insignificant interest rate risk and purchased with a maturity of three months or less to be cash equivalents. Cash consists of cash balances held for the purposes of meeting short-term cash commitments.

(o)	Marketable securities

Marketable securities consist of corporate bonds and US government agency fixed income securities. Marketable securities are held for trading with the objective of generating a profit from short-term fluctuations in price. Marketable securities are stated at market value, with realised and unrealised gains and losses included in the consolidated income statement for the year.

(p)	Leased assets

Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. Operating lease rental expenses are charged to the consolidated income statement on a straight-line basis over the lease term. The group has sub-let some of its properties held under operating leases. Operating lease rental income is recognised in the consolidated income statement on a straight-line basis over the lease term.

(q)	Share-based payments

For equity settled share based payment transactions (i.e. the issue of share options and the issue of shares under the employee share purchase plan) the group measures the services received and the corresponding increase in equity at fair value at the measurement date (which is the grant date) using a recognised valuation methodology for the pricing of financial instruments (i.e. the Black-Scholes model).

Given that the share options granted do not vest until the completion of a specified period of service, the fair value is determined on the basis that the services to be rendered by employees as consideration for the granting of the share options will be received over the vesting period, which is assessed at the grant date.

IONA TECHNOLOGIES PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 (Continued)
1.	ORGANISATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(q)	Share-based payments (continued)

The share options issued by the company are not subject to market-based vesting conditions as defined in IFRS 2 Share-based Payments (“IFRS 2”). Non-market vesting conditions are not taken into account when estimating the fair value of share options as at the grant date. Such conditions are taken into account through adjusting the number of equity instruments included in the measurement of the transaction amount so that ultimately, the amount recognised equates to the number of equity instruments that actually vest. The expense in the consolidated income statement in relation to share options represents the product of the total number of options anticipated to vest and the fair value of these options. This amount is allocated to accounting periods on a straight-line basis over the vesting period. The cumulative charge to the consolidated income statement is reversed only where an employee in receipt of share options relinquishes service prior to completion of the expected vesting period.

The proceeds received net of any directly attributably transaction costs are credited to share capital (nominal value) and the share premium account when the options are exercised.

Employee share purchase plan

In August 1999, the company established an employee share purchase plan, the terms of which allow for qualified employees (as defined) to participate in the purchase of designated shares of the company’s Ordinary Shares at a price equal to the lower of 85% of the closing price at the beginning or end of each semi-annual stock purchase period. The expense in the income statement in relation to shares issued under the employee share purchase plan represents the product of the total number of shares issued and the fair value of the discounted purchase price. This amount is recognised in the consolidated income statement when the shares are issued.

(r)	Compensated absences

In accordance with the requirements of IAS 19 Employee Benefits, the group recognises the expected cost of accumulating absences when employees render services that increase their entitlements to future compensated absences. The cost of accumulating absences is measured as the additional amount that the group expects to pay as a result of the unused entitlement that has accumulated at the balance sheet date.

IONA TECHNOLOGIES PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 (Continued)
1.	ORGANISATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(s)	Defined contribution pension plans

The group operates a number of defined contribution pension plans for certain employees and directors. The group’s annual contributions are charged to the consolidated income statement in the period to which they relate.

(t)	Employment grants

Employment grants are recognised when there is reasonable assurance that the group will comply with the conditions attaching to the grants and that the grants will be received. Grants are recognised in the consolidated income statement on a basis that matches the grant with the related costs.

(u)	Provisions

A provision is recognised on a discounted basis when the group has a present obligation (either legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are not recognised in respect of future operating losses.

2.	SEGMENTAL INFORMATION

The group operates in one business segment, enterprise integration software. The group operates in three geographical segments that are subject to risks and returns that vary by segment.

Disclosures in respect of geographical segments are based on the location of the group’s customers and location of the group’s assets and liabilities.

	2005	2004
	US$'000	US$'000
Revenue by geographical segment
Americas	32,196	34,860
Europe	26,857	22,804
Rest of world	7,753	10,355

	66,806	68,019

  There is no inter-segmental revenue.

IONA TECHNOLOGIES PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 (Continued)
2.	SEGMENTAL INFORMATION (Continued)

	2005	2004
	US$'000	US$'000
Result by segment
Americas	(4,605)	(3,230)
Europe	(2,252)	(2,302)
Rest of world	2,868	(189)

	(3,989)	(5,721)

Net finance revenue	825	286
Net exchange gain/(loss)	99	(273)

Loss before taxation	(3,065)	(5,708)
Income tax expense	(920)	(566)

Loss for the financial year	(3,985)	(6,274)

	2005	2004
	US$'000	US$'000
Segment assets
Americas	14,012	6,314
Europe	8,524	10,783

Rest of world	2,194	3,691

	24,730	20,788

Reconciliation to total assets as reported in the consolidated balance sheet
Cash and cash equivalents	27,936	33,250
Restricted cash	495	3,495
Marketable securities	23,685	23,170
Other assets	257	123

	77,103	80,826

IONA TECHNOLOGIES PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 (Continued)
2.	SEGMENTAL INFORMATION (Continued)

	2005	2004
	US$'000	US$'000
Segment liabilities
Americas	22,497	25,759
Europe	13,901	15,850
Rest of world	2,137	2,559

	38,535	44,168
Reconciliation to total liabilities as reported in the consolidated balance sheet
Current income tax liabilities	3,318	3,160
Other liabilities	9	9

	41,862	47,337

	2005	2004
	US$'000	US$'000
Capital expenditure — property, plant and equipment
Americas	626	170
Europe	484	698
Rest of world	59	254

	1,169	1,122

	2005	2004
	US$'000	US$'000
Capital expenditure — intangible assets
Americas	—	—
Europe	—	176
Rest of world	—	—

	—	176

	2005	2004
	US$'000	US$'000
Depreciation
Americas	729	867
Europe	1,263	1,453
Rest of world	131	162

	2,123	2,482

IONA TECHNOLOGIES PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 (Continued)
2.	SEGMENTAL INFORMATION (Continued)

	2005	2004
	US$’000	US$’000
Amortisation
Americas	—	—
Europe	233	578
Rest of world	—	—

	233	578

	2005	2004
	US$’000	US$’000
Share-based payments
Americas	3,032	4,248
Europe	1,402	253
Rest of world	181	1,965

	4,615	6,466

3.	REVENUE

Revenue represents the amounts derived from the provision of products and services which fall within the group’s ordinary activities, all of which are continuing, stated net of value added tax.

	2005	2004
	US$'000	US$'000
Amount of revenue by class of activity
Service revenue	33,176	37,284
Product revenue	33,630	30,735

	66,806	68,019

4.	EMPLOYEES AND EMPLOYEE BENEFIT EXPENSES

	2005	2004
	Number	Number
The average number of persons employed by the group, by department, during the year was as follows:

Services	55	56
Research and development	129	125
Sales and marketing	108	111
General and administrative	52	53

	344	345

IONA TECHNOLOGIES PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 (Continued)
4.	EMPLOYEES AND EMPLOYEE BENEFIT EXPENSES (Continued)

	2005	2004
	US$'000	US$'000
The staff costs comprise:

Wages and salaries	36,277	37,331
Social welfare costs	4,768	4,673
Pension costs	1,057	1,066
Share-based payments	4,615	6,466

	46,717	49,536

The share-based payments charge has been allocated to cost of sales, research and development, sales and marketing and general and administrative on the face of the consolidated income statement in accordance with the departments where the individuals are employed.

5.	ADMINISTRATIVE EXPENSES

	2005	2004
	US$’000	US$’000
Administrative expenses comprise the following:
General and administrative expenses	12,581	12,448
Amortisation of intangible assets	233	578

	12,814	13,026

Other income — exceptional comprise the following:
Restructuring costs	(189)	—
Adjustment of acquisition liabilities	—	(600)

	(189)	(600)

Restructuring
During 2005, the group released US$189,000 of restructuring provisions of which US$97,000 related to severance and benefit costs from previous restructurings, based on the final payments for such severance and benefits and US$92,000 related to facilities costs for the group’s Dublin and Reading, UK offices.
During 2004, the group recorded a charge of US$560,000 for severance and benefit costs related to cost reduction actions for eight sales employees. Also during 2004, the group released US$560,000 of a restructuring provision related to severance and benefit costs from a previous restructuring, based on the final payments for such severance and benefits.

IONA TECHNOLOGIES PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 (Continued)
5.	ADMINISTRATIVE EXPENSES (continued)

Restructuring (Continued)

Cash outlays associated with the restructuring plans initiated in previous periods totalled approximately US$5,791,000 during 2005, including approximately US$264,000 in severance and related benefits paid to employees worldwide and US$5,527,000 in facility closure costs.

The remaining restructuring provisions at December 31, 2005 of US$1,952,000 relate to remaining facility closure and consolidation costs. The group expects cash outlays of US$815,000 will be made in the next twelve months, with the remaining cash outlays of US$1,137,000 to be made through to the end of 2013.

The group made certain estimates and assumptions in assessing the amount provided for excess facilities arising from these restructurings. The charge was calculated by taking into consideration (1) the committed annual rental charge associated with the vacant square footage, (2) an assessment of the sublet rents that could be achieved based on current market conditions, vacancy rates and future outlook, (3) an assessment of the period of time the facility would remain vacant before being sub-let, (4) an assessment of the percentage increase in the primary lease rent at each review, and (5) the application of a discount rate of 4% over the remaining period of the lease or break clause.

Adjustment of acquisition liabilities

During 2004, the group received US$600,000 from the group’s insurers in connection with the favourable resolution of an acquisition contingency, relating to litigation costs, which resulted in the recognition of US$600,000 of income.

6.	LOSS BEFORE TAXATION

	2005	2004
	US$’000	US$’000
Loss before taxation is stated after charging/(crediting):
Depreciation	2,123	2,482
Amortisation of capitalised software development costs	233	578
Directors’ remuneration, including pensions	1,245	1,044
Auditors’ remuneration:
Audit fees	769	405
Audit-related fees	21	25
Tax fees	197	264
Amortisation of deferred stock based compensation	—	38
Loss on disposal of property, plant and equipment	4	50
Net exchange (gain)/loss	(99)	273

IONA TECHNOLOGIES PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 (Continued)
7.	INCOME TAX

	2005	2004
	US$'000	US$'000
Current tax:
Ireland	448	92
Foreign taxation	472	474

Tax charged in the consolidated income statement	920	566

Reconciliation of the total tax charge
The tax assessed for the year differs from the amount computed by applying the standard rate of corporation tax in the Republic of Ireland (12.5 per cent) to the loss before taxation. The sources and tax effects of the differences are explained below:

	2005	2004
	US$’000	US$’000
Loss before taxation	(3,065)	(5,708)

Loss before taxation multiplied by effective tax rate of 12.5% (2004: 12.5%)	(383)	(714)

Manufacturing relief	123	25
Operating losses not utilised	490	192
Operating losses utilised	(1,548)	(372)
Income subject to different rates of tax	1,736	405
Income not subject to tax	(106)	(37)
Non-deductible share-based payments	577	808
Non-deductible expenses	101	324
Other items	(70)	(66)

Tax charged in the consolidated income statement	920	566

Deferred tax assets

	2005	2004
	US$’000	US$’000
Principally net operating loss carryforwards	62,040	55,629
Valuation allowance	(62,040)	(55,629)

Net deferred tax assets	—	—

IONA TECHNOLOGIES PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 (Continued)
7.	INCOME TAX (Continued)

At December 31, 2005, the group had a net operating loss carryforward of approximately US$118,903,000, including approximately US$65,000,000 pre-acquisition losses from the Netfish acquisition, for U.S. federal tax purposes which will expire in the tax years 2011 through 2024 if not previously utilised. Similar amounts are available for state purposes with expiration generally through 2010. Utilisation of the net operating loss carryforward may be subject to an annual limitation due to the change in ownership rules provided by the Internal Revenue Code of 1986. This limitation and other restrictions provided by the Internal Revenue Code of 1986 may reduce the net operating loss carryforward such that it would not be available to offset future taxable income of the U.S. subsidiaries.

At December 31, 2005, approximately US$31,000,000 of the net operating loss carryforwards in the United States result from disqualifying dispositions. The tax value of the disqualifying dispositions has not been recognised in the tax reconciliation note as the utilisation of the net operating loss carryforwards will result in an increase in reserves and not a reduction in provision for income taxes. At December 31, 2005, US$12,560,000 of the valuation allowance related to disqualifying dispositions.

At December 31, 2005, the group also had net operating loss carryforwards totalling approximately US$124,500,000 for Irish income tax purposes that carry forward indefinitely.

At December 31, 2005, the group also had net operating loss carryforwards totalling approximately US$2,900,000 for Australian income tax purposes which carry forward indefinitely. However, as of December 31, 2005, the group no longer had active operations in Australia.

The utilisation of these net operating loss carryforwards is limited to the future profitable operation of the group in the related tax jurisdictions in which such carryforwards arose. Valuation allowances of 100% have been provided against the net operating loss carryforwards because of the history of operating losses in the related tax jurisdictions.

Significant judgment is required in determining the group’s worldwide income tax expense provision. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of income sharing and cost reimbursement arrangements among related entities, the process of identifying items of income and expense that qualify for preferential tax treatment and segregation of foreign and domestic income and expense to avoid double taxation. The group has reserves for taxes that may become payable in future periods as a result of tax audits. It is the group’s policy to establish reserves for taxes that may become payable in future years as a result of examination by tax authorities.

IONA TECHNOLOGIES PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 (Continued)
7.	INCOME TAX (Continued)

The tax reserves are analysed at each balance sheet date and adjustments are made as events occur to warrant adjustment to the reserves. At any given time the group may be undergoing tax audits in several jurisdictions and covering multiple years. The tax reserve is the group’s best estimate of the potential liability for tax contingencies. Inherent uncertainties exist in estimates of tax contingencies due to changes in tax law, both legislated and concluded through the various jurisdictions’ court systems. It is the opinion of the group’s management that the possibility is remote that costs in excess of those accrued will have a material adverse impact on the group’s consolidated financial statements. The group expects the completion of certain of these tax audits in the near term. However, based on the currently available information, the group is not able, at this time, to determine if it is reasonably possible that the final outcome of tax examinations will result in a materially different outcome than assumed in its tax reserves.

8.	LOSS PER ORDINARY SHARE

The computation of basic and diluted loss per Ordinary Share is set out below:

	2005	2004
	US$'000	US$'000
Numerator
Basic and diluted loss per Ordinary Share
Loss for the financial year	(3,985)	(6,274)

	2005		2004
	'000		'000
Denominator
Basic and diluted loss per Ordinary Share

Basic and diluted	35,139		34,570

Basic loss per Ordinary Share	US$	(0.11)	US$	(0.18)

Diluted loss per Ordinary Share	US$	(0.11)	US$	(0.18)

The effect of employee stock options has not been included in the computation of diluted earnings per Ordinary Share because all such securities were anti-dilutive. The total number of shares related to the outstanding options excluded from the calculations of diluted net loss per share was approximately 860,000 and 1,763,000 for the years ended December 31, 2005 and 2004 respectively.

IONA TECHNOLOGIES PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 (Continued)
9. PROPERTY, PLANT AND EQUIPMENT

				Furniture
	Computer	Leasehold	Office	and
	equipment	improvements	equipment	fixtures	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Cost
At January 1, 2004	13,205	5,894	647	911	20,657
Additions	564	299	44	215	1,122
Disposals	(7)	—	(38)	(22)	(67)

At December 31, 2004	13,762	6,193	653	1,104	21,712
Additions	1,050	20	93	6	1,169
Disposals	(648)	(14)	—	—	(662)

At December 31, 2005	14,164	6,199	746	1,110	22,219

Depreciation
At January 1, 2004	10,188	3,301	443	460	14,392
Charge for year	1,644	590	95	153	2,482
Disposals	(3)	—	(10)	—	(13)

At December 31, 2004	11,829	3,891	528	613	16,861
Charge for year	1,287	627	67	142	2,123
Disposals	(644)	(14)	—	—	(658)

At December 31, 2005	12,472	4,504	595	755	18,326

Net book values
At December 31, 2005	1,692	1,695	151	355	3,893

At December 31, 2004	1,933	2,302	125	491	4,851

IONA TECHNOLOGIES PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 (Continued)
10.	INTANGIBLE ASSETS

	Capitalised
	software
	development
	costs	Goodwill	Total
	US$'000	US$'000	US$'000
Cost
At January 1, 2004	3,253	301,934	305,187
Additions	176	—	176

At December 31, 2004	3,429	301,934	305,363
Additions	—	—	—

At December 31, 2005	3,429	301,934	305,363

Amortisation
At January 1, 2004	2,544	301,934	304,478
Charge for year	578	—	578

At December 31, 2004	3,122	301,934	305,056
Charge for year	233	—	233

At December 31, 2005	3,355	301,934	305,289

Net book values
At December 31, 2005	74	—	74

At December 31, 2004	307	—	307

All capitalised software development costs are in respect of assets separately acquired from third parties.

IONA TECHNOLOGIES PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 (Continued)
11.	FINANCIAL ASSETS

	2005	2004
	US$'000	US$'000
Shares in unrelated undertaking-unlisted at cost:
At beginning and end of year	50	50

12.	TRADE AND OTHER RECEIVABLES

	2005	2004
	US$'000	US$'000
Current assets
Trade receivables	17,949	12,912
Prepayments and other assets	2,954	2,707

	20,903	15,619

Non-current assets
Other receivables	67	84

TOTAL	20,970	15,703

The group had an allowance for doubtful accounts of approximately US$740,000 and US$1,073,000 at December 31, 2005, and 2004, respectively.
13.	MARKETABLE SECURITIES

	At December 31, 2005
		Fair value	Market
	Cost	loss	value
	US$'000	US$'000	US$'000
Corporate bonds	3,484	(9)	3,475
U.S. government agency securities	20,240	(30)	20,210

Total marketable securities	23,724	(39)	23,685

	At December 31, 2004
		Fair value	Market
	Cost	loss	value
	US$'000	US$'000	US$'000
Corporate bonds	3,923	(11)	3,912
U.S. government agency securities	19,386	(128)	19,258

Total marketable securities	23,309	(139)	23,170

IONA TECHNOLOGIES PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 (Continued)
13.	MARKETABLE SECURITIES (Continued)

The change in the fair value loss included in loss for the financial year is as follows:

	2005	2004
	US$'000	US$'000
Fair value loss at beginning of year	(139)	(42)
Included in loss for the financial year	100	(97)

Fair value loss at end of year	(39)	(139)

As of December 31, 2005, marketable securities held had maturity terms of up to October 2006 and the weighted-average effective interest rates on the marketable securities was approximately 4%.

As of December 31, 2005, the group held certain U.S. government agency securities that had been in a continuous unrealised loss position for more then twelve months. Such unrealised losses were the result of rising market interest rates.

14.	RESTRICTED CASH

The group has approximately US$495,000 in restricted cash deposits with Citizens Bank which includes annual renewable letter of credit facilities for certain leased assets. Should the group not renew these letter of credit facilities or default on its rental obligations, US$495,000 will be payable to the lessors. During 2005, restrictions associated with US$3,000,000 payable on demand for use toward satisfaction of amounts owed to a previous landlord were released. At December 31, 2004, the group had approximately US$3,495,000 in restricted cash deposits with Citizens Bank, which included US$495,000 on annual renewal letter of credit facilities for certain leased facilities and the aforementioned US$3,000,000 payable to a previous landlord.

15.	CASH AND CASH EQUIVALENTS

	2005	2004
	US$'000	US$'000
Cash at bank and in hand	17,984	25,096
Commercial paper	9,952	8,154

	27,936	33,250

IONA TECHNOLOGIES PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 (Continued)
16.	SHAREHOLDERS’ FUNDS

The company’s authorised share capital is divided into 150,000,000 Ordinary Shares of €0.0025 par value per share and 101,250,000 Redeemable Preference Shares (“Preference Shares”) of €0.0025 par value per share.

Preference Shares

The Preference Shares confer on the holders thereof the right to receive notice of and to attend all general meetings of the company but not the right to vote on any resolution proposed therefore. They confer on the holders thereof the right to be paid out of the profits available for distribution, in priority to any payment of dividend on any other class of shares in the company, a fixed cumulative preference dividend at a rate of 6% per annum on the amount paid up on the Preference Shares.

Upon winding up of the company, the Preference Shares confer upon the holders thereof the right to repayment of the capital paid thereon, together with payment of all arrears of preferential dividend, whether declared or not, to the date of redemption of the Preference Shares in priority to payment of any dividend or repayment of capital to the holders of the Ordinary Shares in the capital of the company. Such Preference Shares do not, however, confer upon the holders thereof any further rights to participate in the assets of the company.

As of December 31, 2005, and 2004, there are no Preference Shares issued.

Share option schemes

The company has three principal schemes.

IONA’s Executive Share Option Scheme has authorised the grant of options to purchase up to an aggregate of 1,125,500 ordinary shares to personnel. All options granted have seven year terms and generally vest in equal instalments on each of the first, second, third and fourth anniversaries of the date of grant. As of December 31, 2005, an aggregate of 5,145 ordinary shares remain issuable upon the exercise of options outstanding under the Executive Share Option Scheme.

During 1997, IONA’s Board of Directors and shareholders approved the 1997 Share Option Scheme which provides for the grant of share options to employees, consultants, directors and officers of IONA. The 1997 Share Option Scheme initially provided for the issuance of up to 2,250,000 of IONA’s ordinary shares. In 1998, IONA’s Board of Directors and shareholders approved an amendment to the 1997 Share Option Scheme, providing for an increase in the number of ordinary shares that may be issued under the 1997 Share Option Scheme to an aggregate of 4,750,000. In 2000, IONA’s Board of Directors and shareholders approved an amendment to the 1997 Share Option Scheme, providing for an increase in the number of ordinary shares that may be issued under the 1997 Share Option Scheme to an aggregate of 8,900,000.

IONA TECHNOLOGIES PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 (Continued)
16.	SHAREHOLDERS’ FUNDS (Continued)

In 2001, IONA’s Board of Directors and shareholders approved an amendment to the 1997 Share Option Scheme, providing for an increase in the number of shares that may be issued under the 1997 Share Option Scheme to an aggregate of 12,900,000. Options granted under the 1997 Share Option Scheme expire ten years from the date of grant or five years from the date of grant in the case of an incentive stock option granted to an employee holding more than 10% of the total combined voting power of IONA. As of December 31, 2005, an aggregate of 9,433,044 ordinary shares remain issuable upon the exercise of options outstanding and options available for grant under the 1997 Share Option Scheme.

During 1997, IONA’s Board of Directors and shareholders also approved the 1997 Director Share Option Scheme which provides for the grant of options to purchase a maximum of 250,000 ordinary shares of IONA to non-employee directors of IONA. In July 2002, the Board of Directors and shareholders approved an amendment to the 1997 Director Share Option Scheme to increase the number of ordinary shares issuable under that scheme from 250,000 to 500,000 shares. As of December 31, 2005, an aggregate of 446,000 ordinary shares remain issuable upon the exercise of options outstanding and options available for grant under the 1997 Director Share Option Scheme.

A summary of the company’s share option activity and related information for the years ended December 31, 2005 and 2004 is as follows:

		Weighted-		Weighted-
		average		average
		exercise		exercise
	Options	price	Options	price
	2005	2005	2004	2004
	Number	US$	Number	US$
Outstanding at beginning of year	5,605,339	4.93	4,103,777	3.87
Granted	2,469,850	4.05	3,075,250	5.54
Forfeitures/cancellations	(1,070,080)	4.67	(954,049)	4.22
Exercised	(383,464)	2.06	(619,639)	2.09

Outstanding at end of year	6,621,645	4.81	5,605,339	4.93

Exercisable at end of year	2,715,672	5.74	1,836,493	6.41

IONA TECHNOLOGIES PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 (Continued)
16.	SHAREHOLDERS’ FUNDS (Continued)

	As of year ended				As of year ended
	December 31, 2005				December 31, 2004
			Weighted-				Weighted-
			average				average
	Fair		exercise		Fair		exercise
	value		price		value		price
Weighted-average fair value of options granted during the year for options whose exercise price equals the market price of the Ordinary Shares on the date of grant	US$	2.43	US$	4.05	US$	3.75	US$	5.54
Exercise prices for options outstanding as of December 31, 2005 ranged from US$0.32 to US$74.50 per share. An analysis of options outstanding at December 31, 2005 is as follows:

	Options Outstanding			Options Exercisable
		Weighted-
		average
		remaining	Weighted-		Weighted-
		contractual	average		average
	Number	life (in	exercise	Number	exercise
Exercise Price	of shares	years)	price US$	of shares	price US$
Less than US$5.00 per share	4,228,625	8.4	2.86	1,830,369	2.61
Greater than US$5.00 per share and less than US$15.00 per share	2,264,715	8.3	6.49	756,998	7.61
Greater than US$15.00 per share	128,305	5.3	39.33	128,305	39.33

Total	6,621,645	8.3	4.81	2,715,672	5.74

IONA TECHNOLOGIES PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 (Continued)
16.	SHAREHOLDERS’ FUNDS (Continued)

The fair value of share options has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	2005	2004
Risk-free interest rate	4.39%	4.00%
Expected dividend yield	—	—
Expected volatility	0.770	0.951
Expected life (years)	3.89	3.77
The dividend yield of zero is based on the fact that the company has never paid cash dividends and has no present intention to pay cash dividends. Expected volatility is based on historical volatility of the company’s shares over the period commensurate with the expected life of the options. The expected term of options granted is derived from historical data on employee exercise and post-vesting employment termination behaviour. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant.
Employee share purchase plan
In August 1999, the company established an Employee Share Purchase Plan, the terms of which allow for qualified employees (as defined) to participate in the purchase of designated shares of the company’s Ordinary Shares at a price equal to the lower of 85% of the closing price at the beginning or end of each semi-annual stock purchase period. As of December 31, 2005 and 2004, 1,174,949 and 1,001,476 Ordinary Shares have been issued, in aggregate, under the plan, respectively.
The fair value for rights to purchase awards under the employee share purchase plan was estimated at the date of grant using the following weighted-average assumptions:

	2005	2004
Risk-free interest rate	2%	2%
Expected dividend yield	—	—
Expected volatility	0.780	0.938

IONA TECHNOLOGIES PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 (Continued)
17.	OTHER RESERVE

	2005	2004
	US$'000	US$'000
At January 1	36,810	30,306
Expensing of share-based payments (note 16)	4,615	6,466
Amortisation of deferred stock based compensation	—	38

At December 31	41,425	36,810

18.	PROVISIONS

	Employee
	severance and	Consolidation
	benefits	of facilities	Total
	US$'000	US$'000	US$'000
Provision at January 1, 2005	361	7,571	7,932
Utilised during year (see note 5)	(264)	(5,527)	(5,791)
Adjustments in estimates (see note 5)	(97)	(92)	(189)

Provision at December 31, 2005	—	1,952	1,952

Analysed as:
Current			815
Non-current			1,137

			1,952

Although significant changes to the group’s restructuring provisions are not anticipated, the actual costs may differ from those recorded in the event that the subleasing assumptions require adjustment due to changes in economic conditions surrounding the real estate market or if the group’s lease obligations are terminated prior to the scheduled termination dates.

19.	TRADE AND OTHER PAYABLES

	2005	2004
	US$'000	US$'000
Current liabilities
Trade payables	2,406	2,602
Accruals	4,914	4,619
Payroll and related taxes	5,385	7,007
Value added taxes	1,179	838

	13,884	15,066

IONA TECHNOLOGIES PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 (Continued)
20.	COMMITMENTS

The group’s headquarters are currently located in a leased facility in Dublin, Ireland. This facility consists of approximately 55,900 square feet of office space, under a lease expiring on July 31, 2023, subject to the right to terminate the lease on July 31, 2013. As of December 31, 2005, the group occupied approximately 21,400 square feet of the office space and sublet approximately 33,000 square feet with the remainder deemed idle. The principal U.S. office of IONA U.S. is located in a leased facility in Waltham, Massachusetts. This facility consists of approximately 65,480 square feet of office space. As of December 31, 2005, the group occupied approximately 30,359 square feet under a lease expiring in 2011, and sublet approximately 35,121 square feet under a lease expiring in 2006. The principal office of IONA Japan is located in a leased facility in Tokyo, Japan. In addition, the group maintains offices in California, Texas, Virginia, Newfoundland, Frankfurt, Munich, Milan, Paris, London, Zurich, Beijing and Shanghai.

Rent expense under all operating leases was approximately US$4,237,000 and US$7,122,000 in 2005 and 2004, respectively. The decrease in rent expense is related to the group’s restructuring activities.

Future minimum lease payments under all operating leases as at December 31 are as follows:

	2005	2004
	US$'000	US$'000
Within one year	5,072	6,725
After one year but not more than five years	15,003	14,941
More than five years	7,332	10,898

	27,407	32,564

As at December 31, 2005, and 2004, approximately US$1,952,000 and US$7,571,000 of the minimum lease payments has been accrued as a result of restructuring plans in prior years.
Rental income under all operating subleases was approximately US$2,589,000 and US$1,542,000 in 2005 and 2004 respectively. Future minimum rentals receivable under all operating leases as at December 31 are as follows:

IONA TECHNOLOGIES PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 (Continued)
20.	COMMITMENTS (Continued)

	2005	2004
	US$'000	US$'000
Within one year	2,369	2,528
After one year but not more than five years	3,333	6,277
More than five years	701	954

	6,403	9,759

The group has no other capital commitments as of December 31, 2005.

21.	PENSION COMMITMENTS

The group operates a number of defined contribution pension schemes in which the group employees participate. The assets of these schemes are held separately from those of the group in independently administered funds. The pension charge represents contributions payable by the group to the schemes and amounted to US$1,057,000 and US$1,066,000 in 2005 and 2004 respectively. The amount of unpaid contributions outstanding at the year end was US$8,000 (2004: US$45,000).

22.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The group makes limited use of financial instruments throughout its business. Cash and cash equivalents and short-dated liquid investments are used to finance the group’s operations. Trade receivables and trade payables arise directly from operations. The group has not entered into any borrowings or other financial liability arrangements, has not traded in any financial instruments nor has it entered into any derivative transactions during 2005 or 2004.

At present, the group does not enter into forward foreign currency contracts or other derivative instruments as the related exposures are not material to the group and do not warrant such complexity.

The group has entered into certain equity investments for the promotion of business and strategic objectives, and typically does not attempt to reduce or eliminate the inherent market risks on these investments. These strategic investments are classified as financial assets at the balance sheet date, and where it is impracticable to determine fair value, unquoted investments are reported at cost less provision for impairment. At December 31, 2005, and 2004 the cost of these investments was US$50,000.

IONA TECHNOLOGIES PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 (Continued)
22.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Continued)

The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short-term maturities of these assets and liabilities. The fair values of trading marketable securities are based on quoted market prices at year-end, and reported at fair value.

Interest rate risk

The group’s trading portfolio of investments is not considered to be subject to material market (interest rate) risk because of the relatively short-term maturities of investments included in the portfolio.

Foreign currency risk

Because the majority of the group’s sales and expenses are made in U.S. dollars, the group is not subject to material foreign currency risk. The group does not enter into foreign currency forward exchange contracts to manage exposure related to transactions denominated in foreign currencies.

Credit risk

Credit risk arising in the context of the group’s operations is not significant. Customers receiving credit terms are subject to verification procedures prior to credit being advanced and balances outstanding to customers are monitored on an ongoing basis.

The group invests its excess cash in low-risk, short-term deposit accounts with high credit-quality banks. The group performs periodic evaluations of the relative credit standing of all of the financial institutions with which it deals and considers the related credit risk to be minimal.

23.	RELATED PARTY TRANSACTIONS

The consolidated financial statements include the financial statements of the parent company (IONA Technologies PLC) and its subsidiaries. A listing of subsidiaries is provided in note 24.

For the purposes of IAS 24 Related Party Disclosures, the term “key management personnel” (i.e. those persons having authority and responsibility for planning, directing and controlling the activities of the group) comprises the Board of Directors, which manages the business affairs of the group. Disclosure in relation to the compensation entitlements of the Board of Directors is provided in the Compensation Report on Behalf of the Board at pages 29 to 41.

IONA TECHNOLOGIES PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 (Continued)
23.	RELATED PARTY TRANSACTIONS (Continued)

Since July 2003, the group has engaged K Capital Source Limited, (“K Capital”), to provide capital market communication and advisory services. Mr. Mark Kenny, a principal of K Capital, is the son of one of IONA’s directors, Dr. Ivor Kenny. Under its agreement with K Capital, the group currently pays US$45,000 per fiscal quarter for such services. No amounts relating to services rendered were outstanding as of December 31, 2005.

The group paid K Capital fees of approximately US$175,000 and US$190,000 for such services in 2005 and 2004.

The group provides product-related consulting services and support services to eircom PLC, (“eircom”), both for software that eircom licenses from the group and from third parties. Mr. Kevin Melia, the Chairman of the company’s Board of Directors, and Mr. John Conroy, a director of the company, are members of the board of directors of eircom. During the second quarter of 2005, the group provided consulting services to eircom pursuant to a consulting agreement. Under the terms of the consulting agreement, eircom paid the group approximately €15,000 for consulting services. During the third quarter of 2005, the group agreed to a software maintenance and support arrangement with eircom. Under the terms of this one-year support services agreement, eircom paid the group approximately €25,000.

The group provides support services to Royal Bank of Scotland (the parent of Ulster Bank), (“Royal Bank”), for the software that Royal Bank licenses from the group. During the third quarter of 2005, the group renewed its software maintenance and support arrangement with Royal Bank. Under the terms of this one-year support services agreement, the Royal Bank paid the group approximately €236,000. At the time of the foregoing transaction, Mr. William Burgess, a director of the company, was a member of the board of directors of Ulster Bank.

The group provides software maintenance and support services to Fineos Corporation Limited, (“Fineos”), for the software that Fineos licenses from the group. During the fourth quarter of 2005, the group renewed its software maintenance and support arrangement with Fineos. Under the terms of this one-year support services agreement, Fineos paid the group approximately €65,000. At the time of the foregoing transaction, Mr. William Burgess was a member of the board of directors of Fineos Corporation Limited.

The group provided support services to Manugistics, Inc., (“Manugistics”), for the software that Manugistics licensed from the group. Under the terms of this one-year support services agreement, Manugistics paid approximately US$255,000 to the group. Mr. Kevin Melia is a member of the board of directors of Manugistics.

IONA TECHNOLOGIES PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 (Continued)
24.	SUBSIDIARY COMPANIES

At December 31, 2005, the company had the following wholly owned subsidiary undertakings. All shareholdings are in Ordinary Shares:

	Nature of	Registered
Name	business	office
IONA Technologies Inc.	Supply of computer software and support, training and consultancy	1209 Orange Street, Wilmington, New Castle County, Delaware, 19801, United States of America.

IONA Technologies Finance	Investment and finance company	Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies.

IONA Technologies China Limited	Sale of software products, support, training and consultancy	30/F Entertainment Building, 30 Queen’s Road Central, Central, Hong Kong.

IONA Technologies GmbH	Sale of software products, support, training and consultancy	Im Leuschnerpark 4, D-64347 Griesheim, Germany.

IONA Technologies UK Limited	Sale of software products, support, training and consultancy	Hillswood Business Park, 3000 Hillswood Drive, Chertsey, Surrey KT 16 ORS, United Kingdom.

IONA Technologies SARL	Sale of software products, support, training and consultancy	Elysees la Defence, 7C Place du Dome, 92056 La Defence, Cedex, Paris, France.

IONA Technologies Japan	Sale of software products, support, training and consultancy	Akaska Sanchome Bldg, 7F 3-12-16, Akaska, Minato-ku, Tokyo 107-0052, Japan.

IONA TECHNOLOGIES PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 (Continued)
24.	SUBSIDIARY COMPANIES (Continued)

	Nature of	Registered
Name	business	office
Object-Oriented Concepts Canada, Inc.	Provision of engineering services	157 Forest Road, St John’s, NF, A1A 1W7, Canada.

IONA Technologies (Suisse) SA	Sale of software products, support, training and consultancy	Uberlandstrasse 105, 8600 Dubendorf, Switzerland.

IONA Technologies Italia S.R.L.	Sale of software products, support, training and consultancy	Via San Vito 7 Milano 20123, Italy.

IONA Technologies Asia Pacific Pty Limited	Dormant	Moore Stephens PMN, Level 6, 460 Church Street, Parramatta, NSW 2150, Australia.

IONA Technologies Singapore PTE Limited	Dormant	65 Chulia Street, #43-03 OCBC Centre, Singapore 049513.

IONA Technologies (Belgium) SA	Dormant	Avenue Louis 149/24, 1050 Bruxelles, Belgium.

IONA Technologies Netherlands BV	Dormant	Drentestraat 24BG, PO Box 87459, 1080 JL, Amsterdam, The Netherlands.

Genesis Development Corporation	Dormant	CT Corporation 1515, Market Street, Suite 1201, Philadelphia 19012, United States of America.

IONA Research (Ireland) Limited	Dormant	The IONA Building, Shelbourne Road, Dublin 4.

IONA TECHNOLOGIES PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 (Continued)
24.	SUBSIDIARY COMPANIES (Continued)

	Nature of	Registered
Name	business	office
Orbix Limited	Dormant	The IONA Building, Shelbourne Road, Dublin 4.

Object-Oriented Concepts, Inc.	Dormant	Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801, United States of America.

Netfish Technologies, Inc.	Dormant	CT Corporation, 818 West Street, 2nd Floor, Los Angeles, California, United States of America.

Netfish Technologies Europe Limited	Dormant	200 Aldergate Street, London EC 1A 4HD, United Kingdom.

IONA Technologies Spain, S.L.	Dormant	C/Cronos 63-pl. 1, Oficinas 5 y 6, 28037, Madrid, Spain.

IONA Technologies Korea Limited	Dormant	ASEM Tower 30th Floor, 159-1 Samsung-dong, Kangnam-Ku, Seoul, 135-798 Korea.

Object-Oriented Concepts PTY Limited	Dormant	Moore Stephens PMN, Level 6, 460 Church Street, Parramatta, NSW 2150, Australia.

IONA TECHNOLOGIES PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 (Continued)
24.	SUBSIDIARY COMPANIES (Continued)

	Nature of	Registered
Name	business	office
Object-Oriented Concepts GmbH	Dormant	Im Leuschnerpark 4, D-64347 Griesheim, Germany.

Genesis Development S.R.L.	Dormant	Via Duchessa, 1083 Torino, Italy.

IONA Government Technologies, Inc.	Dormant	Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware, 19801, United States of America.
25.	RECONCILIATIONS FROM IRISH GAAP TO IFRS

Up to and including the financial year ended December 31, 2004, the group prepared its consolidated financial statements in accordance with Irish GAAP. These consolidated financial statements, for the year ended December 31, 2005, are the first the group is required to prepare in accordance with IFRS as adopted by the European Union.

Accordingly, the group has prepared consolidated financial statements that comply with IFRS applicable for periods beginning on or after January 1, 2005, and the significant accounting policies meeting those requirements are described in note 1. In preparing these consolidated financial statements, the group has started from an opening consolidated balance sheet as at January 1, 2004, the group’s date of transition to IFRS, and made those changes in accounting policies required by IFRS 1, First-time Adoption of International Financial Reporting Standards. This note explains the principal adjustments made by the group in restating its Irish GAAP consolidated balance sheet as at January 1, 2004, and its previously published Irish GAAP consolidated financial statements for the year ended December 31, 2004.

In accordance with IFRS 1, the group has elected to avail of a number of specified exemptions from the general principal of retrospective restatement as follows:

IONA TECHNOLOGIES PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 (Continued)
25.	RECONCILIATIONS FROM IRISH GAAP TO IFRS (Continued)
(i)	Business combinations prior to January 1, 2004, have not been restated to comply with IFRS 3 Business Combinations; and

(ii)	IFRS 2 Share-based Payment has not been applied in respect of share options granted before November 7, 2002. The group has elected not to avail of the exemption in respect of share options granted after November 7, 2002 that vested before the later of the date of transition to IFRS and January 1, 2005.
None of the other exemptions contained in IFRS 1 are deemed to have a material impact on the consolidated financial statements.

The standards which gave rise to the most significant changes to the consolidated financial statements of the group, on transition to IFRS, were as follows:

IFRS 2 Share-based Payment

The fair value of share-based payments has been expensed to the consolidated income statement on a graded-vesting basis over the vesting period of the options. In accordance with the exemption allowed on transition to IFRS, the fair value calculations have been applied in respect of share options granted after November 7, 2002. An expense of US$6,466,000 has been recognised in the consolidated income statement in respect of the year ended December 31, 2004. The fair value of the options has been calculated using the Black-Scholes model.

IAS 19 Employee Benefits

In accordance with the requirements of IAS 19 Employee Benefits, the group recognises the expected cost of accumulating absences when employees render services that increase their entitlements to future compensated absences. The cost of accumulating absences is measured as the additional amount that the group expects to pay as a result of the unused entitlement that has accumulated at the balance sheet date.

Up to and including the year ended December 31, 2004, the group did not accrue for accumulating compensating absences as the amount of the required accrual was not reasonably estimable. During 2005, the group engaged consultants to develop and implement a process to enable the group to reliably estimate and report the expected cost of accumulating absences. Implementation of this process commenced in June 2005 and was completed in December 2005 and enabled the group to estimate the accrual in respect of compensating absences at December 31, 2005 to arrive at a reasonably reliable estimate of what the accrued amount of compensating absences would have been at January 1, 2004 and December 31, 2004.

The total accrual recognised in the consolidated balance sheet in respect of accumulating absences at January 1, 2004, and December 31, 2004, amounts to US$1,473,000.

IONA TECHNOLOGIES PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 (Continued)
25.	RECONCILIATIONS FROM IRISH GAAP TO IFRS (Continued)

Other adjustments and reclassifications

Up to and including the year ended December 31, 2004, the group classified commercial paper as marketable securities for the purposes of balance sheet and cash flow presentation. During 2005, the group concluded that it is more appropriate to classify commercial paper as cash equivalents. At December 31, 2004 and January 1, 2004, as a result of this correction, commercial paper reclassified as cash equivalents amounts to US$8,154,000 and US$11,591,000 respectively.

Up to and including the year ended December 31, 2004, the group classified restricted cash as cash and cash equivalents for the purposes of cash flow presentation. During 2005, the group concluded that it is more appropriate to exclude restricted cash balances from cash and cash equivalents. At December 31, 2004, and January 1, 2004, as a result of this correction, restricted cash excluded from cash and cash equivalents amounts to US$3,495,000 and US$3,745,000 respectively.

Up to and including the year ended December 31, 2004, non-current trade and other receivables had been included within current assets and had not been separately presented in the consolidated balance sheet within current and non-current assets. For the year ended December 31, 2005, trade and other receivables falling due after more than twelve months from the balance sheet date have been presented within non-current assets.

The impact of these classification corrections are detailed in the reconciliations of the consolidated balance sheets as at December 31, 2004, and January 1, 2004, and the consolidated cash flow statement for the year ended December 31, 2004, set out below.

Reconciliations from Irish GAAP to IFRS are contained on the following pages.

IONA TECHNOLOGIES PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 (Continued)
25.	RECONCILIATIONS FROM IRISH GAAP TO IFRS (Continued)
Reconciliation of the impact of IFRS on the consolidated income statement for the year ended December 31, 2004.

		Share-
	Under	based	Employee	Restated
	Irish	payments	benefits	under
	GAAP	IFRS 2	IAS 19	IFRS
	US$'000	US$'000	US$'000	US$'000
Revenue	68,019	—	—	68,019
Cost of sales	(12,021)	(581)	—	(12,602)

Gross profit	55,998	(581)	—	55,417

Research and development	(17,204)	(1,459)	—	(18,663)
Sales and marketing	(29,526)	(2,338)	—	(31,864)
General and administrative	(10,938)	(2,088)	—	(13,026)
Other income — rental income	1,542	—	—	1,542
Other income — exceptional	600	—	—	600

Total operating expenses	(55,526)	(5,885)	—	(61,411)

Operating profit/(loss)	472	(6,466)	—	(5,994)
Finance revenue	388	—	—	388
Finance costs	(102)	—	—	(102)

Profit/(loss) before taxation	758	(6,466)	—	(5,708)
Income tax expense	(566)	—	—	(566)

Profit/(loss) for the financial year	192	(6,466)	—	(6,274)

IONA TECHNOLOGIES PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 (Continued)
25. RECONCILIATIONS FROM IRISH GAAP TO IFRS (Continued)
Reconciliation of the impact of IFRS on the consolidated balance sheet as at December 31, 2004.

		Share-		Cash and	Non-
	Under	based	Employee	cash	current and	Restated
	Irish	payments	benefits	equiv-	current	under
	GAAP	IFRS 2	IAS 19	alents	assets	IFRS
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
ASSETS
Non-current assets
Property and equipment	4,851	—	—	—	—	4,851
Intangible assets	307	—	—	—	—	307
Financial assets	50	—	—	—	—	50
Trade receivables	—	—	—	—	84	84

	5,208	—	—	—	84	5,292
Current assets
Trade receivables	15,703	—	—	—	(84)	15,619
Marketable securities	31,324	—	—	(8,154)	—	23,170
Restricted cash	3,495	—	—	—	—	3,495
Cash and cash equivalents	25,096	—	—	8,154	—	33,250

Total assets	80,826	—	—	—	—	80,826

EQUITY AND LIABILITIES
Capital and reserves
Ordinary Shares	96	—	—	—	—	96
Share premium	422,166	—	—	—	—	422,166
Other reserve	28,961	7,849	—	—	—	36,810
Retained loss	(416,261)	(7,849)	(1,473)	—	—	(425,583)

Total equity	34,962	—	(1,473)	—	—	33,489

Non-current liabilities
Provisions	2,415	—	—	—	—	2,415

Current liabilities
Trade payables	13,593	—	1,473	—	—	15,066
Income tax liabilities	3,160	—	—	—	—	3,160
Provisions	5,517	—	—	—	—	5,517
Deferred revenue	21,179	—	—	—	—	21,179

Total liabilities	45,864	—	1,473	—	—	47,337

Total equity and liabilities	80,826	—	—	—	—	80,826

IONA TECHNOLOGIES PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 (Continued)
25.	RECONCILIATIONS FROM IRISH GAAP TO IFRS (Continued)
Reconciliation of the impact of IFRS on the consolidated balance sheet as at January 1, 2004.

		Share-		Cash and	Non-
	Under	based	Employee	cash	current and	Restated
	Irish	payments	benefits	equiv-	current	Under
	GAAP	IFRS 2	IAS 19	alents	assets	IFRS
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
ASSETS
Non-current assets
Property and equipment	6,265	—	—	—	—	6,265
Intangible assets	709	—	—	—	—	709
Financial assets	50	—	—	—	—	50
Trade receivables	—	—	—	—	181	181

	7,024	—	—	—	181	7,205
Current assets
Trade receivables	26,365	—	—	—	(181)	26,184
Marketable securities	32,978	—	—	(11,591)	—	21,387
Restricted cash	3,745	—	—	—	—	3,745
Cash and cash equivalents	19,926	—	—	11,591	—	31,517

Total assets	90,038	—	—	—	—	90,038

EQUITY AND LIABILITIES
Capital and reserves
Ordinary Shares	94	—	—	—	—	94
Share premium	420,548	—	—	—	—	420,548
Other reserve	28,923	1,383	—	—	—	30,306
Retained loss	(416,453)	(1,383)	(1,473)	—	—	(419,309)

Total equity	33,112	—	(1,473)	—	—	31,639

Non-current liabilities
Provisions	4,510	—	—	—	—	4,510
Current liabilities
Trade payables	16,410	—	1,473	—	—	17,883
Income tax liabilities	2,702	—	—	—	—	2,702
Provisions	9,394	—	—	—	—	9,394
Deferred revenue	23,910	—	—	—	—	23,910

Total liabilities	56,926	—	1,473	—	—	58,399

Total equity and liabilities	90,038	—	—	—	—	90,038

IONA TECHNOLOGIES PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 (Continued)
25.	RECONCILIATIONS FROM IRISH GAAP TO IFRS (Continued)
Reconciliation of the impact of IFRS on the consolidated cash flow statement for the year ended December 31, 2004.

	Under	Share-based	Cash and	Restated
	Irish	payments	cash	under
	GAAP	IFRS 2	equivalents	IFRS
	US$'000	US$'000	US$000	US$'000
Cash flows from operating activities
Operating profit/(loss)	472	(6,466)	—	(5,994)
Depreciation and amortisation	3,060	—	—	3,060
Share-based payments	—	6,466	—	6,466
Decrease in trade receivables	10,662	—	—	10,662
Decrease in trade payables	(2,316)	—	—	(2,316)
Decrease in provisions	(5,972)	—	—	(5,972)
Decrease in deferred revenue	(2,731)	—	—	(2,731)
Other non-cash movements	88	—	—	88

Cash flows from operations	3,263	—	—	3,263
Income taxes paid	(609)	—	—	(609)
Decrease in restricted cash deposits	—	—	250	250
Sale of marketable securities	25,800	—	—	25,800
Purchase of marketable securities	(24,284)	—	(3,437)	(27,721)
Finance revenue	526	—	—	526
Finance costs	(102)	—	—	(102)

	4,594	—	(3,187)	1,407
Cash flows from investing activities
Purchase of property, plant and equipment	(1,122)	—	—	(1,122)
Purchase of intangible assets	(176)	—	—	(176)
Proceeds from disposal of property, plant and equipment	4	—	—	4

	(1,294)	—	—	(1,294)
Cash flows from financing activities
Proceeds from issue of shares	1,688	—	—	1,688
Expenses on share issues	(68)	—	—	(68)

	1,620	—	—	1,620
Increase in cash and cash equivalents	4,920	—	(3,187)	1,733
Cash and cash equivalents at January	123,671	—	7,846	31,517

Cash and cash equivalents at December	3128,591	—	4,659	33,250

IONA TECHNOLOGIES PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 (Continued)
26.	CONTINGENT LIABILITIES

Under the terms of agreements between the company and the Industrial Development Authority, amounts received from the Industrial Development Authority may be revoked in certain circumstances, principally the failure to maintain the related jobs for a period of five years from the payment of the first installment of the related employment grant.

The company has complied with the terms of the grant agreement through December 31, 2005.

There is currently an ongoing review of a customer’s tax arrangements which, if resolved in a manner adverse to the customer, could result in additional costs to the group. The information usually required by IAS 37 Provisions, Contingent Liabilities and Contingent Assets, is not disclosed on the grounds that it can be expected to prejudice the outcome of any dispute or litigations which might ensue in relation to this matter.

27.	LITIGATION

The group is involved in various legal proceedings and disputes that arise in the normal course of business. Disputes can be expensive and disruptive to normal business operations. The group believes that it has meritorious defences to these matters. In 2003 the group settled a lawsuit which arose in connection with the termination of a Netfish employee by Netfish prior to IONA’s acquisition of Netfish. Since settlement of the underlying lawsuit, the group has also reached settlement with Netfish’s insurers over payment of the legal fees incurred by the group. Netfish’s former Chief Executive Officer asserts that the group is obligated to reimburse him for his legal expenses incurred in connection with this suit. The group vigorously disputes this and is in discussions with the former Netfish Chief Executive Officer over the matter.

28.	APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements were approved and authorised for issue by the board of directors on 28 June 2006.

IONA TECHNOLOGIES PLC
COMPANY BALANCE SHEET
at December 31, 2005

			As restated
			(note H)
	Note	2005	2004
		US$'000	US$'000
ASSETS
Fixed assets
Intangible assets	B	74	307
Tangible assets	C	2,344	3,141
Financial assets	D	51,444	51,444

		53,862	54,892
Current assets
Debtors	E	58,376	50,236
Cash at bank and in hand		3,470	4,587

		115,708	109,715

Creditors: amounts falling due within one year
Trade creditors		1,545	1,599
Due to subsidiary undertakings		74,012	64,329
Other creditors including tax and social welfare	F	3,158	3,081
Accruals		1,589	2,591
Deferred income		8,093	5,796

		88,397	77,396

Provisions for liabilities	G	789	1,539

		26,522	30,780

CAPITAL AND RESERVES
Ordinary Shares, € 0.0025 par value:
150,000,000 shares authorised. Issued and outstanding:
35,360,538 shares at December 31, 2005 and 34,803,601 shares at December 31, 2004		98	96
Share premium account		423,286	422,166
Other reserve		31,843	30,776
Profit and loss account		(428,705)	(422,258)

Shareholders’ funds (all equity interests)	J	26,522	30,780

Approved by the Board on 28 June 2006
CHRISTOPHER J. HORN
SEÁN BAKER
Directors

IONA TECHNOLOGIES PLC
NOTES TO THE COMPANY BALANCE SHEET
for the year ended December 31, 2005
A.	ACCOUNTING POLICIES

The company balance sheet, together with the accompanying notes, has been prepared in accordance with Generally Accepted Accounting Practice in the Republic of Ireland (“Irish GAAP”). The significant accounting policies adopted are as follows:

(i)	Intangible fixed assets

Capitalised software development costs relate to the purchase of software code or technology, which have reached technological feasibility. These costs are written off on a straight-line basis over their useful economic lives of three to four years.

Reviews are regularly performed to determine whether facts or circumstances exist which indicate that the carrying value of capitalised software development costs are impaired.

(ii)	Goodwill

Goodwill is the difference between the cost of an acquired entity and the aggregate of the fair values of the entity’s identifiable assets and liabilities. Goodwill is amortised to the profit and loss account on a straight line basis over its estimated useful economic life.

Reviews are regularly performed to determine whether facts or circumstances exist which indicate that the carrying value of goodwill is impaired.

(iii)	Tangible fixed assets

Tangible fixed assets are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method to write off the cost of tangible fixed assets over their expected useful lives as follows:

Equipment	3 to 5 years
Fixtures and fittings	3 to 15 years
Reviews are regularly performed to determine whether facts or circumstances exist which indicate the carrying value of tangible fixed assets may be impaired.

(iv)	Financial fixed assets

Financial fixed assets are stated at cost less provision for impairment.

(v)	Provisions for liabilities

A provision is recognised on a discounted basis when the company has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are not recognised in respect of future operating losses.

(vi)	Foreign currency translation

The US dollar is the functional currency for the company and losses arising on the retranslation into US dollars of amounts denominated in foreign currencies are included in the profit and loss account for the year.

IONA TECHNOLOGIES PLC
NOTES TO THE COMPANY BALANCE SHEET
for the year ended December 31, 2005 (Continued)
B.	INTANGIBLE ASSETS

	Capitalised
	software
	development
	costs	Goodwill	Total
	US$'000	US$'000	US$'000
Cost
At January 1, 2004	3,253	14,608	17,861
Additions	176	—	176

At December 31, 2004	3,429	14,608	18,037
Additions	—	—	—

At December 31, 2005	3,429	14,608	18,037

Amortisation
At January 1, 2004	2,544	14,608	17,152
Charge for year	578	—	578

At December 31, 2004	3,122	14,608	17,730
Charge for year	233	—	233

At December 31, 2005	3,355	14,608	17,963

Net book values
At December 31, 2005	74	—	74

At December 31, 2004	307	—	307

IONA TECHNOLOGIES PLC
NOTES TO THE COMPANY BALANCE SHEET
for the year ended December 31, 2005 (Continued)
C.	TANGIBLE ASSETS

		Fixtures
	Equipment	and fittings	Total
	US$'000	US$'000	US$'000
Cost
At January 1, 2004	7,151	5,192	12,343
Additions	383	299	682

At December 31, 2004	7,534	5,491	13,025
Additions	433	11	444
Disposals	(5)	—	(5)

At December 31, 2005	7,962	5,502	13,464

Depreciation
At January 1, 2004	5,578	2,877	8,455
Charge for year	962	467	1,429

At December 31, 2004	6,540	3,344	9,884
Charge for year	738	502	1,240
Disposals	(4)	—	(4)

At December 31, 2005	7,274	3,846	11,120

Net book values
At December 31, 2005	688	1,656	2,344

At December 31, 2004	994	2,147	3,141

D.	FINANCIAL ASSETS

	2005	2004
	US$'000	US$'000
Shares in group undertakings	51,394	51,394
Shares in unrelated undertaking-unlisted at cost	50	50

	51,444	51,444

Details of the company’s wholly owned subsidiaries are set out in note 24 to the consolidated financial statements.

IONA TECHNOLOGIES PLC
NOTES TO THE COMPANY BALANCE SHEET
for the year ended December 31, 2005 (Continued)
E.	DEBTORS

	2005	2004
	US$'000	US$'000
Debtors – amounts falling due within one year:

Trade debtors	6,270	6,467
Prepayments and accrued income	1,518	774
Due from subsidiary undertakings, net of provision of US$7,095,000 (2004: US$7,095,000) for uncollectible amounts	50,588	42,995

	58,376	50,236

F.	TAXATION CREDITORS

	2005	2004
	US$'000	US$'000
Corporation tax	2,904	2,770
PAYE and PRSI	254	311

	3,158	3,081

G.	PROVISIONS FOR LIABILITIES

	Employee
	severance and	Consolidation
	benefits	of facilities	Total
	US$'000	US$'000	US$'000
Provision at January 1, 2005	286	1,253	1,539
Utilised during year	(321)	(673)	(994)
Adjustments in estimates	35	209	244

Provision at December 31, 2005	—	789	789

Analysed as:
Current			69
Non-current			720

			789

IONA TECHNOLOGIES PLC
NOTES TO THE COMPANY BALANCE SHEET
for the year ended December 31, 2005 (Continued)
G.	PROVISIONS FOR LIABILITIES (Continued)

Cash outlays associated with the restructuring plans initiated in previous periods totalled approximately US$994,000 during 2005, including approximately US$321,000 in severance and related benefits paid to employees and US$673,000 in facility closure costs.

Amounts of restructuring costs remaining accrued at December 31, 2005 of US$789,000 relate to remaining facility closure and consolidation costs. The company expects cash outlays of US$69,000 will be made in the next twelve months, with the remaining cash outlays of US$720,000 to be made through to the end of 2013.

During 2005, the company made certain estimates and assumptions in assessing the amount accrued for excess facilities arising from previous restructurings. Following this assessment an additional charge was calculated by taking into consideration (1) the committed annual rental charge associated with the vacant square footage, (2) an assessment of the sublet rents that could be achieved based on current market conditions, vacancy rates and future outlook, (3) an assessment of the period of time the facility would remain vacant before being sub-let, (4) an assessment of the percentage increase in the primary lease rent at each review, and (5) the application of a discount rate of 4% over the remaining period of the lease or break clause.

H.	PRIOR YEAR ADJUSTMENT

The company has adopted FRS 20 Share-based Payments during the year resulting in a change in accounting policy in respect of accounting for share-based payments.

The fair value of share-based payments has been expensed to the profit and loss account on a graded-vesting basis over the vesting period of the options. In accordance with the exemption allowed in the transition provisions contained in FRS 20, the fair value calculations have been applied in respect of share options granted after November 7, 2002. The fair value of the options has been calculated using the Black-Scholes model.

The cumulative expense charge in respect of share-based payments up to December 31, 2003 of US$320,000 has been transferred to other reserve as at that date. An expense of US$1,067,000 has been recognised in the profit and loss account for the year ended December 31, 2005 (2004 US$1,495,000).

Details of the movement in shareholders’ funds are set out in note J.

I.	SHARE CAPITAL

Details in respect of share capital are presented in the shareholders’ funds note (note 16) on pages 72 to 75 of the notes to the consolidated financial statements.

IONA TECHNOLOGIES PLC
NOTES TO THE COMPANY BALANCE SHEET
December 31, 2005 (Continued)
J.	RECONCILIATION OF MOVEMENT IN SHAREHOLDERS’ FUNDS

	Shareholders’ funds (as restated, note 8)
			Share
	Number of	Ordinary	premium	Profit and	Other	Total
	Ordinary	Shares	account	loss account	reserve	equity
	Shares	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at January 1, 2004 as previously reported	34,005,707	94	420,548	(419,542)	28,923	30,023
Prior year adjustment (note H)	—	—	—	(320)	320	—

Balance at January 1, 2004 as restated	34,005,707	94	420,548	(419,862)	29,243	30,023
Proceeds from issue of Ordinary Shares of € 0.0025 par value on exercise of options	619,639	1	1,225	—	—	1,226
Proceeds from purchase of Ordinary Shares of € 0.0025 par value under the employee share purchase plan	178,255	1	393	—	—	394
Loss for year	—	—	—	(2,396)	—	(2,396)
Amortisation of deferred stock based compensation	—	—	—	—	38	38
Expensing of share-based payments	—	—	—	—	1,495	1,495

Balance at December 31, 2004	34,803,601	96	422,166	(422,258)	30,776	30,780

IONA TECHNOLOGIES PLC
NOTES TO THE COMPANY BALANCE SHEET
December 31, 2005 (Continued)
J.	RECONCILIATION OF MOVEMENT IN SHAREHOLDERS’ FUNDS (Continued)

	Shareholders’ funds
			Share
	Number of	Ordinary	premium	Profit and	Other	Total
	Ordinary	Shares	account	loss account	reserve	equity
	Shares	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at January 1, 2005	34,803,601	96	422,166	(422,258)	30,776	30,780
Proceeds from issue of Ordinary Shares of € 0.0025 par value on exercise of options	383,464	1	695	—	—	696
Proceeds from purchase of Ordinary Shares of € 0.0025 par value under the employee share purchase plan	173,473	1	425	—	—	426
Loss for year	—	—	—	(6,447)	—	(6,447)
Amortisation of deferred stock based compensation	—	—	—	—	—	—
Expensing of share-based payments	—	—	—	—	1,067	1,067

Balance at December 31, 2005	35,360,538	98	423,286	(428,705)	31,843	26,522

IONA TECHNOLOGIES PLC
NOTES TO THE COMPANY BALANCE SHEET
December 31, 2005 (Continued)
K.	PROFIT AND LOSS ACCOUNT

The company is availing of the exemption set out in section 148(8) of the Companies Act 1963 and section 7(1A) of the Companies (Amendment) Act 1986 from presenting its individual profit and loss account to the annual general meeting and from filing it with the Registrar of Companies. The amount of the loss dealt with in the parent undertaking, in accordance with Irish GAAP, for the year was US$6,447,000 (2004: US$2,396,000).

L.	COMPARITIVE FIGURES

Certain comparative figures in the notes to the company balance sheet have been reclassified to conform to the current year presentation.

M.	APPROVAL OF ACCOUNTS

The company financial statements were approved, and authorised for issue, by the board of directors on 28 June 2006.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC
Date: July 6, 2006	By:	/s/ Peter M. Zotto
Peter M. Zotto
Chief Executive Officer